
05007522

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Wash Tec

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 82-4888 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/2/05



ANNUAL REPORT 2004


WashTec

SALES, RESULTS, EMPLOYEES

Indicators of the Group

267.0

256.2

235.5

241.1

244.8

Sales in million euros

–1.5

4.3

–16.1

–23.9

1.0

EBT in million euros

1,838

1,764

1,688

1,600

1,361

Employees' development in the annual average

INDICATORS OF THE GROUP

in M €	2004	2003	2002	2001	2000
Sales	211.8	241.1	235.5	256.2	267.0
Germany	93.3	111.9	99.6	112.7	120.9
Abroad	118.5	129.2	135.9	143.5	146.1
EBITDA	21.4	−1.0	5.5	25.0	17.6
EBIT	9.1	−15.7	−7.5	13.5	6.6
EBT	1.0	−23.9	−16.1	4.3	−1.5
Net result	−3.2	−18.0	−14.1	1.6	−9.9
Earnings per share €	−0.42	−2.37	−1.85	0.21	−1.30
Cashflow	18.1	0.0	8.4	−10.8	0.1
Investments	7.2	4.2	10.8	10.4	9.7
Balance-sheet total	170.1	206.7	224.4	246.1	248.1
Equity	4.0	7.2	25.5	40.1	40.6
Employees*	1,361	1,600	1,688	1,764	1,838

* annual average

MISSION STATEMENT

We offer our customers excellent products and services, to enable them a successful and profitable vehicle wash business. As market, innovation and return on investment leader we want to offer the best solution in all market segments. Quick and efficient processes, entrepreneurially thinking employees, and a solid capital structure contribute to this.

STRATEGIC GUIDELINES

- **Customer Focus**
  Long-term customer relations through excellent support for our customers with profitable and cost-optimized operation of your washing system thanks to the best possible availability and best quality at the best price-performance ratio.

- **All-in-one Solution**
  Intelligent and comprehensive solution for the entire washing business thanks to many years of market knowledge, combined with innovative products to meet customer requirements in all market segments.

- **Quick and Measurable Key Processes**
  Clearly defined processes and management systems ensure that customer requirements can be realized quickly and cost-efficiently. Achieving the set requirements is continually examined.

- **Employees**
  Integration of entrepreneurial employees into the strategic development of the group.

- **Growth**
  Growth in key and developing markets through optimized use of market potentials driven by an improved sales structure and a comprehensive product portfolio.

- **Environment and Safety**
  Environmental and health protection, as well as safety at the work place are a priority in all areas. Commitment by all employees to continuous improvement.

- **Financial Solidity**
  Rectification of balance sheet structures. Result target for 2005: operational EBIT margin of about 10 %.

WashTec in Short

Status Report WashTec AG and Group



Financial Statement and Group Financial Statement

Additional Information





SoftCare Juno in action. With the patented double roll-over wash system Juno, WashTec has set a benchmark for speed, and meets this criterion like no other manufacturer. It is especially significant that this system can also be employed in standard wash halls, enabling the customer a high washing capacity with a washing and drying time of significantly less than three minutes per vehicle. The target customers are frequently visited petrol stations with little space available.

Also at a high washing speed, the customer expects consistent quality, which is reflected in even form application for example. The prewash is the most frequently selected additional function by the customer, and therefore a special focus.



TO OUR SHAREHOLDERS

Thorsten Krüger
Spokesman of the Board

Dear Shareholders,

In 2004, we mastered the turnaround, and at the same time, and one year earlier than planned, we managed to achieve our goal of realizing sustainable cost savings in the amount of 25 million euros.

In the beginning of the previous year, we promised we would master the turnaround in 2004. Today, we can let you know, we mastered the turnaround with a pre-tax result in the amount of 1.0 million euros in 2004 as a whole.

With our comprehensive restructuring program in the beginning of 2003, we have reached our goal of realizing sustainable cost savings in the amount of 25 million euros already at this point, which is one year earlier than planned. 32 of our initial 40 restructuring projects are completed. The success of individual projects has exceeded our expectations by far, and we have defined additional projects, which will exceed the original goal for cost savings.

In 18 months, and during the current restructuring, the bank liabilities were reduced by significantly more than 30 million euros.

In 18 months, and during the current restructuring process, the bank liabilities were reduced by significantly more than 30 million euros whilst simultaneously non-recurring burdens from restructuring were financed from our own cashflow.

With 211.8 million euros, sales in 2004 were 12.2% less than in the previous year. The reasons for this are, among others, excluding the business fields train washing technology in Germany and England, and removing low contribution products from the product portfolio. Simultaneously, the fields carwash conveyors and self-service technology developed positively.

At the end of the year, the incoming orders were significantly higher than in the previous year. This shows, that the presentation of numerous product innovations was accepted positively by the market. Simultaneously to realizing our restructuring projects, we have been concentrating on the further development of our products. At the worldwide largest trade fair automechanika in September 2004, we presented to international specialists, the SoftCare Juno and the SoftCare Evo, two portal cleaning systems in addition to numerous innovations of all product sections. This is a new placement based on our SoftCare platform in the premium segment, and a supplement and completion by one product in the basic classic segment.

Simultaneously to realizing our restructuring projects, we were concentrating on the development of our products. The commenced product and market offensive is the beginning of a continuous renewal and further development of our product portfolio.

During the course of the year, we were able to significantly reduce our cost structure, and therefore reduce the break-even point. The cost of material-quota was reduced by more than six percentage-points, and the personnel expenses-quota by three percentage-points through our measures initiated already in 2003.

Especially through the rectification of our product portfolio, through the closing of production sites, through measures to reduce the purchase price, as well as through the introduction of new assembly methods were we able to reduce the manufacturing costs of our cleaning systems despite opposing trends, such as increased steel prices. Our subsidiaries were able to increase their results as well, and all companies, focused within the scope of distributions projects, were able to achieve a significantly positive operational result.

With the reconstructing contract, effective until the end of 2004, our employees have also contributed an important part to relieving our cost structure. We would therefore like to take the opportunity to thank them for their input.

With its further development and a price increase of up to four euros, the WashTec share reflects a part of the successful restructuring of WashTec. Numerous talks with investors showed that they put more faith into the share again. New investors decided to invest in the WashTec share. We would like to thank our shareholders for their confidence in WashTec. We expect that the capital market will honor the further successful business development of WashTec.

In order to make the structures and processes within the enterprise even more efficient, we have set up new projects. Parallel to the introduction of a comprehensive EDP system in 2005, we will also establish our process organisation anew. One of our main focuses will be the design of the supply chain processes. The first modules of SAP were successfully implemented. Still in 2004, we decided to optimize our plant structure concept. Our goal is to concentrate the entire production on one site in Augsburg in the Argonstrasse and to perform a simultaneous new design of the manufacturing methods. This will bring further improvements to our cost structures.

Our plan for 2005 is to place the WashTec on a sound basis in all sectors by completing the restructuring and consolidation, the development offensive and market offensive, as well as the rectification of balance-sheet relation by means of capital increase. Our result goal for 2005 is an operational EBIT margin of about 10 %.

The commenced product offensive is the beginning of a continuous renewal and further development of our product portfolio. In 2005 new products will be based on the SoftCare platform, and the Softwash building series will end in the business year 2005. Thus, the entire WashTec product range will be unified. Over the medium term, we are pursuing a strategy of being internationally present as the market leader in all market sectors with our high-quality products. Based on the first success with the new products, and simultaneous by intensifying our sales activities in Europe, we believe we can achieve a moderate growth in 2005. First steps to expand the activities in the sales and service units have already begun in different European countries.

Another emphasis of the current business year will be strengthening the shareholders' equity through a capital increase. We will use the assets from the increased capital going to the company, as well as the operative cashflow mainly to rectify the balance-sheet-structure. In the future, we would like to invest the expected operative cashflow in products and markets. After the successful conclusion of all restructuring steps, as well as a sustainable capital structure, we will have our shareholders take an equity stake again in the success of the company through a dividend distribution.

Our plan for 2005 is to place WashTec on a solid basis in all sectors by completing the restructuring and consolidating, the development offensive and market offensive, as well as the rectification of balance-sheet relation by means of capital increase. We confirm our result target for 2005 of achieving an operational EBIT margin of about 10 %. In the future, we will further capitalize on our market potentials in existing and developing markets in a stable market environment with the best products available in all sectors. For the next years, our emphasis lies in expanding our market position in Southern and Eastern Europe.

During all the planning phases, and the strategic further development of our enterprise, the mission that leads us is always: We want to be the innovation leader, market leader, as well as the leader for the return on investment.





Thorsten Krüger
Spokesman of the Board

Jürgen Lauer



Thorsten Krüger (Diploma'd Engineer), *1964
Spokesman of the Board
Sales, Marketing, Production, and Technology

Mr. Krüger has a degree in mechanical engineering. After his studies, he began is professional career at the Jungheinrich AG, Hamburg, and continued at the Wap-Reinigungssysteme GmbH, Bellenberg. Prior to his assignment to the Executive Board at WashTec AG in July 2003, he was the business manager of Alto Deutschland GmbH, and at the same time, he was member of the Alto Group, Denmark, an international manufacturer for cleaning systems. With the Alto Group, he was last employed Europe-wide for logistics, production, and purchase. Alto Deutschland GmbH emerged from the sale of the Wap-Reinigungssysteme GmbH & Co., Germany to the Alto Group. In July 2003, Mr. Krüger took over the Department for production and technology. Since April 1, 2004, he is the Spokesman of the Board, and responsible for sales and marketing.

Jürgen Lauer (Diploma'd Master of Business Administration/MBA), *1964
Finances, EDP, and Personnel Service

Mr. Lauer has a degree in business administration. Prior to his assignment to the WashTec AG in January 2003, he worked as an independent business consultant. Mr. Lauer started his professional career at the Jungheinrich AG, Hamburg. From there, he was transferred to the Wap- Reinigungssysteme GmbH, an international provider for cleaning technology (high-pressure washers, suction systems, floor cleaning systems, self-service technology washing plants). After the successful reorganization, he became co-partner within the frame of a management buy-out. Since Januay 2003, Mr. Lauer has been member of the WashTec Board, responsible for finances. Since April 1, 2004, Mr. Lauer is also responsible for service support.




SoftCare

As a classic petrol-station machine, the SoftCare Pro is the major sales item among the roll-over wash systems. In 2002, in Frankfurt, WashTec introduced the foundation of the SoftCare family, which is thus the most up-to-date machine generation currently available on the market. The SoftCare family is based on a common product platform. The main customers are professional petrol-station operators with stringent requirements for equipment variation and economic efficiency, for whom the wash business is a large result contribution.

SofTecs, which is only sold by WashTec, is a patented washing material that guarantees gentle treatment of the paint during the wash. A significant competitive advantage for the customers involved.



REPORT BY THE SUPERVISORY BOARD

Alexander von Engelhardt,
Supervisory Board Chairman

Dear Shareholders,
dear Madams and dear Sirs,

For the WashTec AG and the entire Group, the business year 2004 was a year with drastic changes due to restructuring and new orientation, and it brought about a successful change with a positive result. This proves that WashTec AG is able to achieve and expand its set goals for a successful future.

The Supervisory Board monitored the Executive Board's conduct of business and the development of the WashTec group. The close cooperation between the Supervisory Board and the Executive Board was based on oral and written reports of the Executive Board on a regular basis. In the business year 2004, six Supervisory Board meetings, and one meeting of the previous Examination Board took place. In each quarter, at least on meeting took place. During these meetings, especially WashTec's position in comparison to their competitor's was discussed with the Executive Board among the other current businesses. The Supervisory Board dealt intensively with the closing-down of the business sectors process technology and train wash technology, as well as with the international business. Other emphases were the consultations for the sale of Wesurail (UK), as well as the land and building of the former production site Houlgate (F) with its resulting changes of the portfolio. Topics that were thoroughly discussed also comprised the necessary changes of financing including the increase in capital according to the resolution of the Annual General Meeting 2004, the corporate planning, the comparison of business development with the budgeted figures, the interim financial statement with its budgeted figures, the respective statuses of the risk management system, as well as the activities of the internal audit.

By changing the articles of association on the occasion of the Annual General Meeting in 2004, the Supervisory Board was reduced to three members, which is adequate for the corporate size.

The Supervisory Board Chairman had individual meetings with the Executive Board in addition to these sessions, in which the corporate situation and further development were discussed. The Supervisory Board was subsequently informed about these meetings. By changing the articles of association on the occasion of the Annual General Meeting in 2004, the Supervisory Board was reduced to three members, which is adequate for the corporate size. Due to this reduction, the committees of the Supervisory Board were no longer necessary. During the report period, no conflicts of interest arose with the members of the Supervisory Board. The cooperation within the Supervisory Board was marked by it efficiency and trade competence (please find a detailed description of the Corporate Governance on pages 30 to 35).

Initiated through the almost completed reorganization, the management structure was re-designed in the business year 2004, and it was limited to two members of the Executive Board.

The two members of the Executive Board, who hold the office, have closed individual employment contracts with the corporate. The remuneration of the Executive Board is composed of a fixed and a variable portion. The variable remuneration portion contains annually repeating components, which are bound to the success of the business, as well as components with a long-term incentive scheme and character of risk. The Supervisory Board considers these payments appropriate, and they are rotationally examined by the Supervisory Board.

By December 31, 2004, the WashTec AG financial statement set up by the Executive Board, the Group financial statement, as well as the summarized status report of the WashTec AG and the Group were examined and awarded an unconditional audit certificate by Ernst & Young AG, München, who were chosen by the Annual General Meeting as the auditors for the Group-financial statement. In the business year 2004, the Ernst & Young Deutsche Allgemeine Treuhand AG also audited the financial statement of WashTec AG's subsidiaries.

Within the scope of this audit of the WashTec AG's financial statement, the auditor also had to evaluate, whether the establishment of a monitoring system had been effected by the Executive Board, by means of which, possible risks that threaten the existence, can be recognized in good time. The auditor declares about the monitoring system, which the Executive Board has effected as required by § 91, item 2 AktG, that these measures are suitable to detect in good time developments that might risk the corporate continuation.

By December 31, 2004, all members of the Supervisory Board were presented the audited financial statement of the WashTec AG, the audited Group financial statement, as well as the summarized status report for their own examination. The examined accounts and the summarized status report were subject of the meeting of the Supervisory Board on March 15, 2005, where the balance-sheet was determined. The financial statement auditors participated in the meeting, and reported to the Supervisory Board about the results and the audit, and about the audit emphasis. All questions by the members of the Supervisory Board were thoroughly answered. The Supervisory Board has acknowledged the result of the auditor affirmative. After the concluding result of the audit through the Supervisory Board, no objections were made. The Supervisory Board has approved of the WashTec's financial statement set up by the Executive Board, and the Group financial statement at their meeting, where the balance-sheet was determined. Thus, the financial statement of the WashTec AG is determined.

The Supervisory Board has approved of the WashTec's financial statement set up by the Executive Board, and the Group financial statement at their meeting, where the balance-sheet was determined. Thus, the financial statement of the WashTec AG are determined.

For the WashTec AG and the entire Group, the business year 2004 was a year with drastic changes due to restructuring and new orientation, and it brought about a successful change with a positive result. Here, as well, the employees have participated to a great extent in reorganizing the enterprise. The Supervisory Board thanks all employees and the Executive Board for the excellent work they have done. This proves that WashTec AG is able to achieve and expand its set goals for a successful future.



Alexander von Engelhardt,
Supervisory Board Chairman

THE YEAR 2004


4.65 €
3.10
1.26 €


WashTec
HAUPT-
VERSAMMLUNG

First Quarter

- Successful presentation at the international trade fairs Automobilsalon Genf, Amitec Leipzig and Autozum Austria.
- Excluding the train wash activities in England by means of a management buy-out of Wesurail Ltd.
- **Results of the first quarter confirm success of the restructuring program.**
- Share price develops positively, and increased significantly after publication of the preliminary annual results.

Second Quarter

- Owing to the successful development of restructuring program, Executive Board reduced to two members.
- Annual General Meeting decides to downsize the Supervisory Board to three members according to size of enterprise.
- **Annual General Meeting decides to increase the capital by 30 million euros for the rectification of the finance structure of the enterprise.**
- Commerzbank accepts the coverage of Washtec AG with buy recommendations. Increased media reports.


WashTec



Third Quarter

☐ Successful presentation at the automechanica, the largest fair in this sector worldwide.

☐ **Market introduction of roll-over machines SoftCare Juno and Evo, as well as numerous further innovations in the entire product portfolio.**

☐ Symposium with car wash business and operators of mineral oil companies about car wash business.

☐ For the first time after the beginning of the restructuration, EBT positive again; liabilities drastically reduced.

Fourth Quarter

☐ Adoption of the mission and strategy for the next three years.

☐ **Orders on hand significantly above previous year.**

☐ Restructuring projects in the value of more than 25 million euros of savings potential were successfully completed ahead of time.

☐ Commencement of realizing the projects for plant structure concepts and SAP introduction.

☐ Reduction of bank liabilities from operational cash-flow to 60 million euros.


Wachs


SoftCare
WashTec

In 2004, WashTec introduced a new member of the SoftCare family: The SoftCare Evo was developed especially for sites with less wash yield and buying power potential. Thus, it lies below the product positioning of SoftCare Pro, however, only with the equipment possibilities and with the optical appearance. The basic technology and processing quality of the SoftCare Evo does not rank behind its big sister.

The protection of vehicle paint against environmental influences, regardless of which type, is part of the tasks of a wash system. With all of their products, WashTec offers several variants that apply wax.

WASHTEC – LEADING PARTNER IN CARWASH BUSINESS

WashTec is the leading manufacturer of vehicle wash systems. With our distributed roll-over wash systems, car wash conveyors, commercial vehicle wash plants, and self-service technology, our customers from global oil companies to single operators operate profitable wash business.

WashTec is the leading supplier of solutions for all vehicle wash sectors*. Being the only overall supplier in this field, WashTec offers solutions ranging from financing of carwash equipment to the delivery and installations of the line including a comprehensive service, or even the operation of entire networks of complete carwash sites. The WashTec Group is composed of the following company units:

- WashTec Cleaning Technology GmbH develops, produces and markets a comprehensive range of vehicle wash systems. The broad range includes roll-over wash systems for petrol-stations and workshops, conveyors for high-frequency sites, as well as commercial vehicle wash plants, self-service technology wash equipment, and water recycle systems. The Europe-wide WashTec service with about 500 own technicians and 300 technicians through our sales partners provides full-maintenance contracts with availability guarantees above 98%, on-call service, service parts and spare parts delivery.

- Our subsidiary Wesurent Carwash Marketing GmbH offer our customers analysis for potential sites before their investments, in order to be able to recommend the right system for a profitable wash business, depending on the number of the achievable washes and prices. Furthermore, they provide consulting for operating wash systems as well as operating complete networks of washing sites in the name of and charged for third parties.

- The subsidiary VPL Verbundpartner Leasing establishes financing plans for customers.

* Source: WashTec Market Research, based on installed machines and turnover, excluding trains



The patented double-roll-over SoftCare Juno, or SofTecs with its especially gentle treatment of the paint give WashTec an important USP.

The USPs of WashTec include the patented roll-over system Juno, which is the quickest washing system on the market, and the washing material SofTecs, which is especially gentle on the paint. Contrary to traditional PE brushes, or other washing materials, SofTecs leaves no scuffing marks or scratches on the vehicle. This unique position gives our customers competitive advantages for a profitable wash business.

Our Customer Groups

Most of WashTec's customers are operators of wash systems, who offer vehicle washing at their own sites, which significantly contributes to the company result. These worldwide customers include:

- Oil companies
- Single operators and operator chains of petrol stations or vehicle-wash plants
- Supermarket chains

Other customer groups offer vehicle washes as a free-of-charge service for their customers, or they wash their own vehicles to maintain their vehicle fleet. These groups are:

- Car dealers and workshops
- Forwarding agencies and public transportation companies

Major clients of the WashTec Group are oil companies, among which, WashTec is listed in part as the worldwide supplier.


Agip
ARAL
AVIA
bp
Esso
galp energia
JET
OMV
ORLEN
Q8
REPSOL YPF
Shell
STATOIL
TOTAL

Main Drivers for the Future Business Development of Carwash Business



☐ Car portfolio and economical, as well as ecological basic conditions

The continuously increasing vehicle portfolio, and statutory demands for car washes that are environmentally friendly, are the basis for a positive market development around vehicle washes.

☐ Product Range and Development Competence



The extensive product range of WashTec offers the right product for almost any location and an optimal washing and operational result for professional vehicle cleaning. Usually, WashTec customers have individual requirements for the design and processes of their systems. With their state-of-the-art R&D department, which has more than 40 staff members, WashTec is in a position to offer many design possibilities of the products, and to realize contemporary customer specifications efficiently.

☐ Service



One of the main criteria for a profitable washing business is the machines' availability. WashTec have their own unique service network with about 800 technicians. In Germany alone, about 300 technicians are in service, who guarantee an availability of more than 98%.

☐ Key-Account Management/Sales Structure



In a stable market environment, an area-wide service, and the large installed machine basis are significant driving powers for the future business success.

A sales structure, which has been tailored to the special needs of our customers, and which has a key-account organization for major customers from the oil industry, and which has its own sales and service companies in the key markets, assures that the framework conditions will be carried out uniformly and cross nationally.

☐ Basis of Installed Machines

The European market has carwash system almost all over the country, and it is thus effected by the exchange business. The basis of installed systems is a significant driving power for the future business success of WashTec. In 2000, WashTec emerged from the merger of the former competitors California Kleindienst and Wesumat. The Group has, by far, the largest basis of installed machines*: In Europe, there are more than 20,000 installed WashTec carwash systems. In 2004, the market portion of the Group in Europe (sold units) was more than 40%. After sales, this makes WashTec according to own market research over two times larger than than its closest competitors *Christ*, *Istobal* and *Ceccato*.

* Source: WashTec Marketing







Conveyors are the top segment in the car-wash business. WashTec offer a large range of systems, which are based on the same technical structure, and which are designed for the modular principle, so that they can be adjusted to the requirements of each location. Here too, the idea of a product family has been realized. The operators of such sites place high requirements on availability and yield. A large number of our customers operate their wash sites independently from their other businesses, such as gassing up, or shop.

The key factor in car washing is the drying phase. For many customers the drying result is the most important part of the car wash. Therefore, this topic is given great emphasis when developing the product and developing it further. Key considerations in the drying result include energy costs, which must be economically justifiable. Recently, WashTec introduced a rear and mirror drying system.



THE WASHTEC SHARE

Karoline Kalb
Investor Relations

Trading Year 2004

In 2004, the interest of the financial community in the WashTec share has significantly increased. We are in a continuous dialog with finance analysts, and business journalists, and we had several road shows at home and abroad to present our company.

The recovery in the international financial market has continued in 2004. The German share index (= DAX) of the most important companies increased by the end of the year to its highest level. This shows that investments in public listed companies are increasing again.

Development of the Share Price in 2004

The development of the WashTec share in 2004, which was traded in the general standard, had a share price of 3.10 euros, which reflects the successful restructuring program of the operational business only in part.

After the announcement of the annual results for 2003 and the prognosis for 2004, the share rose until April 7, 2004 from its annual low of 1.26 euros to a price of 4.40 euros. After the figures of the first quarter were published, which for the first time showed the successful implementation of the restructuring, the share rose by June 30 to its annual peak of 4.65 euros. In addition, the trading volume increased significantly rose, compared to the previous year.

Development of the price of the WashTec share in 2004 in comparison to DAX, MDAX und SDAX (indexed)


360%
340%
320%
300%
280%
260%
240%
220%
200%
180%
160%
140%
120%
100%
80%
1.26€
4.65€
Jan.
Feb.
March
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.
WASHTEC
DAX
MDAX
SDAX

The development of the WashTec share in 2004, which was traded in the General Standard, had an end-of-trading share prices of 3.10 euros on Dec 31, 04, which reflects part of the operational business.

Structure of Shareholders – Free Float Increased

In 2004, two significant changes in the structure of shareholders led to an increase of the free float from 27.8% to 31.9%. On July 6, 2004, the Eurosynergies SA & Cie. reported in a statutory company statement according to paragraph 21 of the Securities Trade Act, that their voting rights dropped below 5%. According to the last statement from 2002, the investor received 9.9% of the voting rights. Modulus Europe Ltd. reported that on Sept. 17, 2004, their voting right portion exceeded the limit to report, and that they now have 5.825% of the voting rights on the WashTec AG share.

After the end of the report time frame, 3iGroup plc and Decker Vermögensverwaltung GmbH reported that their total voting right portion has dropped below the 5% limit. Sterling Investment Group reported, that their voting right portion increased to 8.9%. Thus, the free float is 37.9%.

Currently, the WashTec AG has issued 7,600,000 individual shares, which are priced in the General Standard.

Shareholder structure by March 7, 2005 (figures rounded off to one digit)


Free float 37.9%
Edelmar Vermögensverwaltungs GmbH 22.3%
Archenar Vermögensverwaltung GmbH 11.8%
Augias Vermögensverwaltung GmbH 5.1%
Sterling Investment Group 8.9%
Modulus Europe Ltd. 5.8%
Henderson Global Investors Ltd. 7.9%

Annual General Meeting

With more than 99% of the represented votes, the shareholders decided at the Annual General Meeting in June 2004 agreed to all suggested items.

With a presence of 52.23% of the basic capital, the shareholders at the Annual General Meeting in June 2004, agreed to all the items in the agenda with more than 99% of the represented votes. This includes the ratification of the Executive Board and Supervisory Board, the selection of the final auditor, the reduction of the Supervisory Board, the alteration of the articles of association, as well as the introduction of the remuneration of the Supervisory Board depending on the success. With more than 99% of the represented votes, the shareholders decided to agree to the suggested increase of capital of 30 million euros to 50 million euros, as suggested by the Executive Board and Supervisory Board.

The assets of a capital increase going to the company are intended to be used to fully adjust the balance-sheet structure of the company after its successful restructuring.

In the business year 2004, the Executive Board has made all preparations to perform the capital increase. The capital increase will be effected after the publication of the results in the business year 2004 during fiscal year 2005.

Intensifying Investor Relations

Through the information policy, the Executive Board has the goal of increasing the shareholders' confidence in WashTec, and to win new investors.

Through a targeted information policy, the Executive Board has the goal to increase the shareholders' confidence in WashTec, and to win new investors.

In the business year 2004, the Executive Board's emphasis was still on the successful implementation of restructuring the company. Simultaneously, the Executive Board has gradually increased and built up the communication with the capital market in the business year 2004.

In several Roadshows abroad and at home, the Executive Board presented the enterprise to potential investors. The focus was to inform them about advanced development and success.

In May 2004, the Commerzbank started the coverage of the WashTec share. In the course of that year, reports in the trade press about the WashTec have increased.

With our quarterly reports, which we have re-introduced after the half-year report again, we provide a detailed overview of our economic situation and strategy of the enterprise. Thus, our company voluntarily publishes more than required by the General Standards.

All these measures are meant to achieve our goal of informing our investors, analysts and the trade press quickly and newsworthy about the development at WashTec, and to improve our acceptance in the capital market, and to increase the shareholder's value.

For the 2005 business year, a further clear reinforcement of our investor relations activities is planned: As of the first quarter, we will publish quarterly reports, and we will participate in an analyst conference. After the capital measure has been carried out, we plan to resume the prime standard.

For 2005, further intensifying of investor relations activities is planned. After performing the corporate action, resuming of the Prime Standard shall be carried out.

Under www.washtec.de, you will find comprehensive information about the WashTec Group and our products, as well as current data on our WashTec share. Under this link, you can also download all reports, press releases, presentations, as well as background information about WashTec AG.

Key Data of the WashTec Share

Commencement of the stock exchange quotation	Nov 12, 1997
Individual shares	7.6 million shares
ISIN	DE0007507501
Bloomberg-/Reuterskürzel	WSU/WSUG.DE

Reference Figures of the WashTec Share

		2004	2003	2002
Annual opening prices	Euro	1.26	1.40	3.50
Annual closing prices	Euro	3.10	1.26	1.40
Annual peak price	Euro	4.65	2.60	4.45
Annual lowest price	Euro	1.26	0.80	1.36
Development throughout the year	%	146	–10	–60
Market capitalization on Dec. 31	million euros	23.6	9.6	10.6
Earnings per share	Euro	–0.42	–2.37	–1.85



Commercial vehicles are the companies' signboard, such as forwarding agencies, bus companies and public transportation companies. Only clean vehicles are good advertisement. The decision to invest in a commercial vehicle wash site is often considered when costs and time shall be saved, or when the value of the car fleet is to be maintained. WashTec provides the perfect solution for own establishments, or for increasing commercial washing.

CORPORATE GOVERNANCE AT WASHTEC

Corporate Governance Report

The WashTec AG meets almost all recommendations of the German Corporate Governance Code. Deviations from individual recommendations of the code were revealed in the corresponding statement on Dec. 16, 2004 through the Executive Board and the Supervisory Board.

The WashTec AG Executive Board and Supervisory Board identify themselves with the goals of the German Corporate Governance Code, to support an increased responsible, transparent, and sustainable company value rooted in enterprise management and control.

The WashTec AG meets almost all recommendations of the German Corporate Governance Code. Deviations from individual recommendations of the code were revealed in the corresponding statement on Dec. 16, 2004 through the Executive Board and the Supervisory Board. In the business year 2004, WashTec AG has further expanded the Corporate Governance principles that were implemented in the company and in the Group. Due to the respective resolutions that were made in the Annual General Meeting, 2004 brought about numerous changes in the articles of association, to meet the regulations of the Corporate Governance Code, as well as the amendments entailed by the transparency and publicity law from July 19, 2002.

After careful consideration, we decided not to realize all changes from the German Corporate Governance Code of the year 2003. Instead, we will continue our path, and implement Corporate Governance consistently, where it suits the size, type, and structure of our enterprise.

Structure of Management and Enterprise

In the business year 2003, the company structure was revamped within the scope of restructuring and newly distributing the management and monitoring tasks. Within the reduction of the Executive Board, the fields of the Executive Board were allocated anew to two members. The first report level below the Executive Board was newly structured. In this connection, marketing and product management were combined to one uniform management, and a supply chain organisation was established, under which the entire value-added chain all the way from sales to the delivery was imaged.

Shareholders and Annual General Meeting

In order to make the participation in the Annual General Meeting for the shareholders as easy as possible, the WashTec AG offered their shareholders to authorize already before the Annual General Meeting a representative with voting rights, who is bound by directives, and who was appointed by the company.

In 2004, the WashTec AG made all documents, which are relevant for the Annual General Meeting, available on the Internet in German and English. Thus, and also in connection with the Annual General Meeting, the Internet appearance of the WashTec AG not only offers comprehensive information for national but also international investors. The WashTec AG will not transfer the Annual General Meeting to the Internet. It will not be carried out as proposed by the codex in section 2.3.4 due to the high costs involved.

Executive Board

In 2004, the Executive Board was reduced after the almost completed restructuration. Responsibilities, as well as task were newly distributed.

In 2004, the Executive Board was reduced to two members after restructuring, and the responsibilities, as well as tasks were newly distributed.

The remuneration determined by the members of the Executive Board considers the tasks of the respective member of the Executive Board, his personal performance, the overall Executive Board performance, as well as the economic situation, the success and future perspectives of the company and of the Group while involving the comparable environment. The remuneration of the Executive Board members is composed of a fixed and a variable portion. The variable remuneration portion contains annually repeating components, which are tied to the success of the business, as well as components with a long-term incentive scheme and character of risk.

For remuneration with a long-term effect and risk character, there is a phantom share with individual contract for the members holding office in the Executive Board. The conditions of the phantom shares do not allow for a limitation possibility for extraordinary, and non-foreseen developments. This specific design of the phantom shares, as well as of the share and option ownership will be published in the Annual Report and in the Internet.

Proposals of the German Corporate Governance Code, which exceed this, and are to inform about the remuneration of the Executive Board (section 4.2.4 of the code) will not be complied with. On purpose, we have decided against showing individual information about the remuneration of the members of the Executive Board to protect their privacy. To all participants in the capital market, an examination of the adequacy of the remuneration for the Board members should be possible also within an overall view. The Supervisory Board examines the adequacy annually.

Supervisory Board

By means of a change in the articles of association on June 23, 2004, the Annual General Meeting decided to enact remuneration for the Supervisory Board, which depends on the success, and to simultaneously reduce the fixed earnings by one third. This change in remuneration will be valid for the first time for the business year 2005; in 2004 the earnings of the Supervisory Board's members remained the same.

In 2003, the Supervisory Board developed methods for analyzing his own work, which was carried out for the first time in the beginning of the business year 2004 (section 5.6 of the code). The insight won from this was merged into the current work process. It is planned to continue this self analysis.

The directors' and officers' liability insurance for the members of the Supervisory Board and Executive Board does not include cost sharing. For the Supervisory Board and Executive Board, responsible actions go without saying. We assume that cost sharing will not further increase the motivation and input of the Supervisory Board and Executive Board. The premium for the directors' and officers' liability insurance of the Supervisory Board is borne by the members of the Supervisory Board themselves.

The holding of shares by the Executive Board and Supervisory Board will be published in the Annual Report and in the Internet under www.washtec.de.

Transparency

At an early stage in 2004, the WashTec AG started to implement the emerging statutory regulations and changes from the protection law for the investors from October 28, 2004. An insider index was established. According to the new insider law, the WashTec AG informed all persons that were included in the insider index about the new legal basis. The circle of managers who fall under the statutory public disclosure at businesses with shares and derivatives of the WashTec AG, has been expanded according to the statutory regulations. As long as directors' dealings are to be reported, they will be published on the website of entrepreneurs. In 2004, there were no reports.

At an early stage in 2004, the WashTec AG started to implement the emerging statutory regulations and changes from the protection law for the investors from October 28, 2004. An insider index was established.

Accounting Procedure and Annual Audit

Consultations by the audit committee for the audited financial statement and Group financial statement took place in the presence of the accounts auditor. The accounts auditor participated also in the Supervisory Board meeting, in which the recommendations of the audit committee were discussed, and the accounts were accepted and determined.

In 2004, WashTec AG was able to significantly reduce the stipulated periods until the Group financial statement and interim reports. With the publication of the financial statement, the half-yearly report, as well as the report about the third quarter, the WashTec AG has already met the limits for the prime standard that were stipulated by the Börse AG for the year 2004. The third quarterly report by Sept. 30, 2004 has already been published within the 45-day limit, as recommended by the code. For the business year 2005, the WashTec AG intends to meet the recommendations of the code with respect to all publication limits for the financial statement and the interim reports.

You can find further information about the Corporate Governance of the WashTec AG, as well as current corresponding statements under www.washtec.de.

The corresponding statement by the WashTec AG Executive Board and Supervisory Board from Dec. 16, 2004 is indicated as follows:

WashTec AG, Augsburg
Corresponding statement according to paragraph 161 AktG

The Executive Board and Supervisory Board declare that since their last corresponding statement on Dec. 10, 2003, the WashTec AG have complied with, and will comply with the recommendations put forward by the governing commission of German corporate governance code from May 21, 2003. This included, and will include the following exceptions:

1. The directors' and officers' liability insurance (section 3.8 of the code) which the company concluded for the Executive Board and Supervisory Board, does not allot cost sharing. The premium for the directors' and officers' liability insurance of the Supervisory Board will be borne by the members of the Supervisory Board.

2. Until March 31, 2004, a convertible bond or warrant issue from Oct. 17, 1997 and a share option scheme from Dec. 22, 1999 existed within the scope of the remuneration of the Executive Board members, which did not allot any limitation possibilities for extraordinary and unforeseen developments. Furthermore, the convertible bond conditions did not include any reference to demanding, relevant comparative parameters (section 4.2.3 clause 2 of the code).

   In addition, and since March 31, 2004 exclusively, there was and is a so-called phantom share scheme for the members of the Executive Board as a part of the contract of employment based on an individual contract, which does not, and will not allot limitation possibilities for extraordinary, and unforeseen developments (section 4.2.3 clause 2 of the code).

3. In the Group financial statement, the remuneration of the Executive Board members was not, and will not be accounted for by the distribution of components. Moreover, there was no and will not be any individualized indication about the remuneration of the Executive Board members (section 4.2.4 of the code).

4. Due to the fact that the number of members of the Supervisory Board was reduced to three in accordance with the resolution empowered by the Annual General Meeting from June 23, 2004, no more Supervisory Board committees will be established (sections 5.3.1 and 5.3.2 of the code).

5. In addition to the changed fix remuneration as empowered by the resolution of the Annual General Meeting on June 23, 2004, the remuneration depending on the success will be effective as of January 1, 2005. Until then remuneration depending on the success for the Supervisory Board was not and is not intended. Chairmanship and membership in the Supervisory Board committees were not and will not be remunerated separately (section 5.4.5 of the code).

6. The Group financial statement for the business year 2003 and the half-yearly report of the business year 2004 were not yet publicly available within 90 days or 45 days after the end of the report period (section 7.1.2 of the code). However, the financial statement for the business year 2003 were made publicly available within 4 months analog to the Frankfurt stock exchange, and the interim report within two months by June 30, 2004. The third quarterly report by Sept. 30, 2004 has already been published within the 45-day limit, as recommended by the code. For the business year 2005, the company intends to comply with the recommendations by the code with respect to the publication periods for the financial statement and the interim report.

Augsburg, December 16, 2004

WashTec AG
Executive Board and Supervisory Board





A large number of the customers want to wash their vehicles themselves. Might it be because this is the only possibility they have to wash their boat, caravan, bicycle, motorcycle, and other special vehicles, or simply because they enjoy washing their car.

Besides the fact that nowadays, self-washing often prohibited on private property, a self-service site offers a professional environment with vacuum cleaners or floor mat beaters. This too, includes many different washing programs. The customer can decide, if he wishes to clean his car with brushes or a high-pressure rod. The washing process is completed with the application of de-mineralized water, which leaves no remnants of lime on the vehicles when having it sun-dried. WashTec provide self-service systems for all demands. This might be a completion of a petrol station, or car washing plant, or also a stand-alone solution for investors.

STATUS REPORT OF WASHTEC AG AND THE GROUP

1. The WashTec Group – Organizational Structure

Please find a detailed overview of the WashTec AG subsidiaries in the annex, page 67.


WashTec AG
100%
100%
Wesurent Car Wash Marketing GmbH
WashTec Holding GmbH
100%
100%
WashTec Cleaning Technology GmbH
VPL Verbundpartner Leasing GmbH
100%
Subsidiaries

WashTec AG

As the Group parent company, the WashTec AG assumes the classical tasks of strategic enterprise development, controlling, and risk management for the following listed subsidiaries.

This company does not perform operational activities. Operational performances are mainly carried out by the subsidiaries, which will therefore be dealt with in more detail below. Subsidiaries of the WashTec AG are the WashTec Holding GmbH and the Wesurent Car Wash Marketing GmbH.

WashTec Holding GmbH

With the exception of the Wesurent Car Wash Marketing GmbH, operative shareholding of the WashTec Group is combined in the WashTec Holding GmbH with headquarters in Augsburg. Respective profit and loss transfer agreements exist between the WashTec Holding GmbH and the VPL Verbundpartner Leasing GmbH, as well as the WashTec Cleaning Technology GmbH.

In the past business year, the shareholding of the WashTec Benelux B.V. was brought in to the WashTec Cleaning Technology GmbH by means of a non-cash capital contribution, so that today, the WashTec Cleaning Technology GmbH has all foreign shareholdings.



WashTec Cleaning Technology GmbH

The greatest portion of the operative business is done in the WashTec Cleaning Technology GmbH with their headquarters in Augsburg. This is, where the development, manufacture, sales and service of the main products of the WashTec Group take place including the sale and support for the subsidiaries and independent foreign sales partners.

The major portion of the operational business is performed at the WashTec Cleaning Technology GmbH. This is, where development, manufacture, sales and service of the main products of the WashTec Group are carried out.

The equipment is produced in Germany at two sites in Augsburg, and one in Recklinghausen. Production mainly relates to the final assembly of mostly pre-fabricated components.

Foreign Subsidiaries

In the main European markets, the WashTec Group has its own subsidiaries. Subsidiaries in Great Britain, France, Belgium, Denmark, Norway, Italy and the Netherlands take care of the sales and service of the WashTec products. A Canadian subsidiary produces train washing equipment for the North American market.

The English subsidiary Wesurail Ltd., which was responsible for the sales and service of train washing equipment, has been disposed of in the current business year by means of a management buy-out.

VPL Verbundpartner Leasing GmbH

The VPL Verbundpartner Leasing GmbH offer WashTec Group customers individual tools for financing WashTec products.

Wesurent Car Wash Marketing GmbH

The Wesurent Car Wash Marketing GmbH handles financing and operation of washing eqipment in the name of, and at the cost of large clients such as medium-sized oil companies. In addition, this company offers numerous other services such as profitability and site analysis. A profit and loss transfer agreement has been concluded between the WashTec AG and the Wesurent Car Wash Marketing GmbH.

2. Product Range of the WashTec Group

The WashTec product range includes portal washing plants, commercial vehicle wash systems, self-service wash systems, and carwash plants, as well as the respective peripheral devices and water recovery systems.

The product range includes roll-over washing eqipment, commercial vehicle wash systems, self-service wash systems, and conveyors, as well as the respective peripheral devices and water reclaim systems. In addition, WashTec offers comprehensive service packages for the entire product life of the sold equipment. Roll-over wash systems and service are the major sales items.

The product range is divided in the three sectors Premium, Classic and Basic, in order to meet the different customer requirements optimally with respect to number of washes and machine equipment.

Goal of the company is to offer high-performance and innovative products in all sectors. In 2004, WashTec introduced new roll-over wash equipment that are placed on the SoftCare product platform: the SoftCare Juno for the premium range, and SoftCare Evo for the classic range. Hereby, the company has supplemented and modernized its product portfolio in the top selling sectors. In 2005, the introduction of more innovations on basis of the SoftCare product base is planned.

	Application	Roll-over washing equipment	Conveyor equipment	Commercial equipment
Premium	For a high number of washes with high requirements on the washing result	SoftCare Juno	Chain longer than 25 m	MaxiWash Express
Classic	For medium to high demands on options and number of washes	SoftCare Pro SoftCare Evo	Chain between 15 and 25 m	MaxiWash Pro
Basic	Segment for sites with low number of washes and low requirements on options (service providers such as car dealers)	CK 30	Chain shorter than 15 m	MaxiWash Intro

3. Restructuring of the WashTec Group

In the first quarter of 2003, the company started a restructuring program with more than 40 individual projects. Key factors are the rectification of the product range, the optimization of service and sales, as well as the reduction of the manufacturing costs and working capital.

In the first year of restructuring, the emphasis of the management was on closing of production sites in Germany and abroad, and on rectifying the product range by removing low contribution products, and reducing the manufacturing cost structure.

In 2004, current projects of the restructuring program continued as planned and new projects were added. By the end of the business year 2004, 80 % of the individual restructuring projects had been completed, which resulted in a cost reduction of about 25 million euros.

The Main Projects Were:

- **Reduction of Manufacturing Costs**
  In 2004, the manufacturing costs were significantly reduced. Despite opposing trends due to increased steel prices, the material costs, as well as the manufacturing costs through reduction of manufacturing hours per unit were reduced. The assembly time of the plants is further optimized, and since 2004, the equipment assembly has been piloted according to a new concept. In the second quarter of 2005, and within the scope of the new plant structure concept, the new assembly process will be introduced in all assembly lines. This will lead to further reductions in the manufacturing costs of the SoftCare roll-over systems.

In 2004, the manufacturing costs were significantly reduced, this goes for the material costs, as well as for the manufacturing costs.

- **Increased Efficiency for Service and Sales**
  The focus of optimizing the service organization and sales was placed on increasing the efficiency by improving the processes.

  Our subsidiaries in paticular, showed significant result improvements. All subsidiaries within the focus of the sales and service program were able to show significant operational positive results in the past business year.

- **Working Capital Management**
  Through the improved working capital management, which was installed the previous year, inventories and accounts receivables were reduced still further. Simultaneously, the liabilities with the banks and suppliers were significantly reduced.

Already in 2003, the restructuring costs were financed through the operational cashflow. In 2004 the cashflow significantly increased, despite charges due to restructuring and investing in new projects.

Please find a detailed description of the non-recurring expenses in the notes on page 88.

Non-recurring Effects of the WashTec Group

	2004	2003
	M €	M €
Other income (part of total revenue)	–3.4	–0.9
Material expenses	2.3	9.7
Personnel expenses	–0.1	7.4
Other company expenses	4.4	4.9
Depreciation	2.6	4.1
Interest paid and income	0.4	–0.9
Non-recurring expenses	6.2	24.3

The positive numbers are expenditures, and profit items are marked negative.

Supplementing the Product Portfolio

Simultaneously to the restructuring, further measures for renewing the product portfolio were undertaken. In addition to two new roll-over systems in the premium and classic sector, different innovations in the product fields carwash conveyors, and self-service systems were successfully introduced. Please refer to the chapter Product Range for more details (page 40).

Optimizing Processes

To increase the effectivness and efficiency of the entire value-added chain, the processes in the entire company were optimized.

In addition to the restructuring program in the past business year, the management's focus was also placed on optimizing the processes in the entire company, to sustainably improve the effectiveness and efficiency of WashTec's value-added chain. The organization was adjusted to the changed processes. The marketing activities were bundled with and the product management and a supply-chain organization was implemented throughout the entire value-added chain. In addition to the original projects of the restructuring program, new projects are constantly being integrated to increase efficiency.

Main Projects for the Year 2005 are:

- **Introduction of SAP**
  The existing EDP environment is to be harmonized through the introduction of the SAP software and to provide more transparency in the business. This will result in further improvements of the processes and inventory optimization along the supply chain. First integration tests have already been performed, and the employees are continously being trained. As for the beginning of 2005, the individual modules in the fields of finances, logistics, sales and service are gradually being implemented.

- **Mobile Connection for Service Technicians**
  By the beginning of this year, all service technicians in Germany will be equipped with mobile computers. A direct connection of the service technicians with the service center in Augsburg will lead to a more rapid and more efficient work process.

- **Works Structure Project**
  Up to now, WashTec has been producing equipment at two sites in Augsburg. However, due to existing capacities and free space in the plant in the Argonstrasse, we plan to close the site at Gubener Strasse so that we can concentrate the production better. A further operating facility will thus no longer be used, and shall therefore be sold. Combining the production will optimize the work and material flow, and it will enable the realization of new manufacturing concepts. In addition, redundant function can be merged and capacities adjusted.

  After the effected reconstruction and partial refurbishment of the existing buildings in the Argonstrasse, realization will be completed in 2005.

- **Capital Increase**
  A fundamental change in the balance sheet structure will be reached through a capital increase. The funds of the capital increase will be used to rectify the balance sheet structure.

4. Overall Economic Development

In 2004, the world economy has developed cautiously but positively. The real gross domestic product in Germany increased by 1.6% compared to 0.8% in the previous year. Significant triggers for this increase over the previous year were strong export, despite the strong euro while the weak national economy remained unchanged.

Therefore, the remaining national weakness had only slight effects on WashTec. Altogether, the market for wash plants remained stable in 2004 as well.

The overall economic development had only little influence on the investment behavior of the main WashTec customers. The profitability of the wash business for WashTec customers depends on the sales from the car washes. Despite the low number of washes in Germany when compared to last year, the investment behavior has not changed significantly. Usually, the major customers ordered according to the machines' age and within the frame of their available budgets. Therefore, the remaining national economic weakness had only slight effects on WashTec.

The number of new registered vehicles is growing throughout Europe. Particularly in Eastern Europe, the growth rates are above average. Altogether, the market for vehicle wash equipment remained stable in 2004.

Market

The market for vehicle wash equipment in Europe is mainly a replacement market. The replacement cycles for roll-over wash systems are usually between five and ten years. Main customers are oil companies and oil operating companies, as well as car dealers and workshops.

The Europe-wide market for vehicle wash equipment is stamped by just a few suppliers. According to own market research WashTec is the market leader with a basis of more than 20,000 installed systems. The main competitors of WashTec, who are significantly smaller based on turnover and installed machines, are Otto Christ AG (Germany), Ceccato SPA (Italy) and Istobal SA (Spain). Due to an active rectification of the product portfolio within the scope of the restructuring program, WashTec's market share dropped slightly.

The main driving power for future businesses are high economic efficiency of the car wash business, the worldwide increasing number of registered cars, and the increasing tightening regulations and statutory environmental conditions, which is leading to car cleaning being prohibited outside the professional washing sites.

Future growth is also expected in the developing European markets and in the expansion of the market position in Southern Europe. In the future, an optimized product portfolio will contribute to assert the market positions in the key markets, and to win market shares in the strategic markets of Southern and Eastern Europe.

5. Business Trend

The WashTec sales was 211.8 million euros, and with 12.2 %, clearly below last year's figures of 241.1 million euros. The deliberate exclusion of unprofitable business fields have lead to excluding process and train washing technology in Germany, and to sell Wesurail Ltd. England. Some double-roll-over systems were removed from the product range, and low-contribution orders were declined consciously. As a result, the gross profit margin as percentage of sales rose significantly from 51.5 % to 57.8 %.

Sales by Regions in Million Euros


Europe 108.8
North America 6.6
Others 3.1
Germany 93.3

Total 2004: 211.8 million euros


Europe 118.7
North America 7.4
Others 3.1
Germany 111.9

Total 2003: 241.1 million euros

The percentage of sales in Germany dropped by two percent to 44 % (2003: 46 %), the percentage abroad therfore rose by two percent to 56 % (2003: 54 %).

In Germany, the percentage of sales dropped by two percent to 44 % (2003: 46 %.) This is mainly the result of an expected drop in sales after the strong post-merger Shell/Dea and Aral/BP sales in 2003, as well as specific rebranding projects with customers last year.

Sales in Million Euros


2000
267.0
2001
256.2
2002
235.5
2003
241.1
2004
211.8

In 2004, sales abroad decreased to 118.8 million euros (2003: 129.2 million euros) as services sales dropped due to the closing of the subsidiaries in Spain and USA. Especially sales from carwash conveyors have developed positively in the business year.

By December Dec. 31, 2004, the order back log of the WashTec Group was above the orders on hand of the previous year, excluding train washing and process technology orders. The positive trend showed especially the months after September. This shows that the introduction of the market and product offensive with SoftCare Juno and Evo, as well as the increased sale efficiency were already having positive effects.

Profits

With 9.1 million euros (2003: –15.7 million euros), the results before interest and taxes were clearly in plus again.

With 9.1 million euros (2003: –15.7 million euros), the results before interest and taxes (EBIT) were clearly in plus again. Due to a reduced use of the line of credit, the financial results improved in the course of the year. The financial result amounted to –8.0 million euros after –8.2 million euros in 2003.

Results Before Taxes in Million Euros (EBT)


2000
2001
2002
2003
2004
–1.5
4.3
–16.1
–23.9
1.0

The result before taxes (EBT) amounted to 1.0 million euros (2003: –23.9 million euros). This includes all non-recurring items from the restructuring and non-recurring items of 6.2 million euros (2003: 24.3 million euros). Thus, in 2004, WashTec has mastered the turnaround already in the year after the start of the restructuring program. Due to the use of deferred tax assets, and payments of taxes in the amount of 4.2 million euros, the net income of –3.2 million euros (previous year –18.0 million euros) is still negative. The result per share improved from –2.37 euros to –0.42 euros.

Rectified Result

		2004	2003
EBIT	M €	9.1	–15.7
Non-recurring items (without interest)	M €	5.8	25.2
EBIT before non-recurring items	M €	14.9	9.5

Development of Profits

	M €	2004	2003	Changes
EBITDA	M €	21.4	–1.0	22.4
EBIT	M €	9.1	–15.7	24.8
EBT	M €	1.0	–23.9	24.9
Result of Period	M €	–3.2	–18.0	14.8
Earnings per Share	€	–0.42	–2.37	1.95

The restructuring measures resulted in a significant improvement of the cost structures. The break-even point was reduced. The cost of material dropped by 23.7% from 117.1 million euros to 89.3 million euros. On the one hand, this development is due to the discontinuation of non-profitable businesses. On the other hand, the material balance rate, which dropped from 48.6% to 42.2% (from sales) reflects the results of the design to cost projects. Even though, in the course of the year, steel prices increased significantly, the material cost prices were reduced. The gross profit margin rose from 51.5% to 57.8% as a result.

The realized restructuring measures resulted in a significant improvement of the cost structures. The break-even point was reduced.

Caused by the decline in the number of employees, the personnel expenses dropped by 20.9% from 91.7 million euros to 72.5 million euros. This includes non-recurring redundancy payments due to the restructuring of 2.1 million euros (2003: 10.4 million euros). The restructuring contract, which expires by the end of the business year, has contributed 2.2 million euros to the savings in the current business year (2003: 3.0 million euros). Payment of salaries amounted to 58.6 million euros (2003: 76.1 million euros). Contributions for social security and support amounted to 14.0 million euros (2003: 15.6 million euros). Personnel expenses (of sales) dropped from 38.0% to 34.3%.

Other company expenses were reduced to 32.9 million euros (2003: 40.1 million euros), despite all of the expenses for the trade fair *automechanika*, which takes place only every other year. The reduction is mainly due to the result of the restructuring (see annex 90).

Depreciation dropped from 14.8 million euros to 12.3 million euros. In addition to the planned depreciations for tangible assets, 1.0 million euros of unforeseen depreciation for tangible assets was booked in 2004 for the plan to merge the production plants in Augsburg. The depreciation includes an non-recurring depreciation of goodwill for the Canadian subsidiary to the amount of 1.6 million euros.

Assets and Financial Status

		2004	2003	2002	2001	2000
Fixed assets	M €	75.1	81.6	94.0	99.6	101.8
Receivables, other assets	M €	31.8	49.6	57.4	74.4	71.1
Inventories	M €	30.2	37.2	39.3	42.0	41.8
Deferred tax assets	M €	30.9	33.3	27.4	25.2	27.8
Cash on hand/cash in bank	M €	0.8	3.8	4.9	3.8	4.8
Other assets	M €	1.3	1.2	1.3	1.1	0.8
Equity	M €	4.0	7.2	25.5	40.1	40.6
Provisions	M €	34.4	34.4	19.8	16.6	25.3
Liabilities	M €	127.1	162.6	178.0	189.3	181.0
Deferred income	M €	4.6	2.5	1.0	0.1	1.0
Balance-sheet total	M €	170.1	206.7	224.3	246.1	248.1

The balance-sheet total of the WashTec Group was reduced from 206.7 million euros to 170.1 million euros. This can be traced back to further reductions of accounts receivables and inventories on the asset side, as well as the repatriation of bank liabilities.

Due to depreciation on intangible asset items, the fixed assets dropped from 81.6 million euros to 75.1 million euros. The depreciation includes non-recurring depreciation of goodwill of the Canadian subsidiary in the amount of 1.6 million euros, and depreciation for property and buildings in the amount of 1.0 million euros. By Dec. 31, 2004, the short-term assets were 62.7 million euros after 90.3 million euros in the previous year. The inventories dropped by 7.0 million euros to 30.2 million euros. Thus, significant success was achieved by reducing inventories. After the EDP system implementation, further reductions in inventories will be achieved through the increased transparency, and through the continuous optimization of the product portfolio. The trade receivables were reduced by 15.4 million euros to 28.4 million euros. This is the result of an intensified accounts receivables management. The original goals of the restructuring program were exceeded.

The equity of WashTec AG was at 95.0 million euros (2003: 74.3 million euros) or 79.3 % (2003: 79.2 %) of the balance sheet total. Due to consolidation, the equity capital of the Group lies significantly below the equity of WashTec AG. Due to the results of the year, the equity of the Group dropped from 7.2 million euros to

4.0 million euros. This corresponds to an equity rate of 2.4%. Including the Mezzanine loan, which is subordinate to the banks liabilities the equity would be 41.9 million euros or 24.6% of the balance-sheet total by Dec. 31, 2004.

While the long-term provisions rose slightly to 14.0 million euros, the long-term bank liabilities in 2004 were repaid completely. Other short-term liabilities rose to 47.8 million euros due to the re-classification of the Mezzanine loan in the amount of 37.9 million euros, and which is due on Jan. 15, 2005. Due to the positive cashflow, the short-term liabilities with banks were reduced by 21.1 million euros to 59.8 million euros.

The cashflow from operational business activities was about 32.1 million euros (2003: 7.3 million euros). This is mainly due to the reduction of trade receivables, as well as the reduction of inventories.

The cash outflow of funds from financing activities is mainly due to the amortization of long-term bank debt. In total, this results in a net increase in payment funds of 18.1 million euros, while in the previous year, almost no changes in payment funds were achieved.

The net debt, i.e. the balance from cash in hand/cash in bank and short-term stock of securities less the interest-bearing liabilities and pension provisions amounted to 71.6 million euros (Jan. 1, 2004: 94.9 million euros).

Investments

The investments during 2004 amounted to 7.2 million euros (2003: 4.2 million euros). The emphasis of the WashTec Group investments was placed especially on the development of new products, on the introduction of an ERP systems, the mobile connection for technicians, as well as on the plant structure concept. The cash outflow from investments was 6.3 million euros after 3.8 million euros in the previous year.

The emphasis of the WashTec Group investments was placed especially on the development of new products, on the introduction of an ERP systems, the mobile connection for technicians, as well as on the plant structure concept.

Investments in million euros


2000
9.7
2001
10.4
2002
10.8
2003
4.2
2004
7.2

Research and Development

WashTec considers itself as innovation leader. 40 employees in the R&D department work with modern CAD systems on further developing of the WashTec product portfolio. Unique selling propositions, such as the SoftCare Juno, the washing material SofTecs, or the in-house produced control systems, as well as numerous further patents in the field of carwash equipment document this leading position. Development projects are concluded within the scope of a strategic product committee consisting of representatives from product management, purchase, sales, production and service, who accompany the entire development process from the beginning to the end. A technical product committee with national and international experts is responsible for finding new technological solutions and concepts.

Sourcing

To a great extent, WashTec purchases pre-fabricated components, which are integrated during final assembly. We have long-term agreements with suppliers of key components. To optimize inventory maintenance, the WashTec Group utilize common methods, such as for example the just-in-time delivery agreements and Kanban systems.

In 2004, the material stocks were reduced from 37.2 million euros to 30.2 million euros. Thanks to improved inventory management, the inventory turnover increased significantly. With the introduction of SAP, a further optimization of the stocks is expected.

Quality Management and Environmental Management

The foundation for technical market leadership is high-quality products. Quality, safety, and environmental protection are part of the WashTec company philosophy. Each WashTec employee is responsible for his product's quality and processes. The quality management makes sure that quality specifications and strategic goals are met.

WashTec has a comprehensive management system for quality, environment, safety and health, which will be audited in regular intervals by the Technical Inspection Agency, TÜV. Thus, WashTec meet internationally approved standards, and is DIN ISO 9001, 14001, and SCC certified.

For all equipment, WashTec offers biological, mechanical, and chemical water recovery systems.

Employees

Due to the restructuring measures, the number of employees decreased until Dec. 31, 2004 by 178 to 1,323 employees. This is due to the closing of the Schöllkrippen plant by the end of last year, as well as due to closing of non-profitable products and areas. The personnel cuts were agreed with the employee representative body, the respective reconciliations and social plans were already concluded in 2003. The employees of the Schöllkrippen site were offered the transfer to an employment and qualification corporation.

Due to the closing of the Schöllkrippen plant, by December 31, 2004, the number of employees was reduced by 178 to 1,323 employees, non-profitable products and areas werde dropped.

Number of Employees by Functions

	Dec. 31, 2004	Dec. 31, 2003	Changes
Sales and service	739	796	–57
Production and technology	429	525	–96
Finances and administration	155	180	–25
Total	1,323	1,501	–178

In the business year, the personnel expenses amounted to 72.5 million euros.

All managing employees have contracts with fixed and variable portions. The variable portions are connected to achieving the company goals, as well as to achieving individually agreed goals.

Employment Development (Annual Average)


2000
1,838
2001
1,764
2002
1,688
2003
1,600
2004
1,361

6. Risk Report

In order to be able to face the international business risks in a controlled manner, the main business processes are subject to an internal control and monitoring system that recognizes risks in a timely manner, and that allows for the necessary counter measures early enough.

Within the scope of their international business activities, the WashTec Group is exposed to risks, which are inseparably connected with their entrepreneurial actions. In order to be able to face these risks in a controlled manner, the main business processes are subject to an internal control and monitoring system that recognizes risks in a timely manner, and that allows for the necessary counter measures early enough. Due to the continuously changing conditions and requirements, the risk identification is a well-integrated component of our daily work processes.

Last year, the risk management system was fully revised by the WashTec AG Executive Board. A multi-stage system for identifying and monitoring all existence-threatening risks has been installed. The task of this system is to recognize the threat through future events by means of a prognosis, so that the necessary steps can be undertaken via a structured process.

The following main tools are utilized for the monitoring system:

- Expanded Executive Board meeting
- Information circle meeting
- Annual planning
- Prognosis calculation
- Monthly and quarterly reporting
- Strategic product committee
- Investment planning
- Production and capacity planning
- Internal audit
- Trade receivable management
- Insurances
- Authorized risk agent

These arrangements and tools are the basis for our existing risk management.

Business Risks

By the balance-sheet date Dec. 31, 2004, there are the following risks, which could have significant influences on the further development of the WashTec Group:

Completing the Restructuring Concept

The successful completion of the restructuring concept that was established by the company in 2003, as well as the newly identified projects is the main prerequisite for a continuous existence of the company. WashTec can only maintain its leading market position in the future and show good results when the cost structure is sustainable.

The successful completion of the restructuring concept that was established by the company in 2003, as well as the newly identified projects is the main prerequisite for a continuous existence of the company.

Risks from the Operational Business

When market and economic changes cause a reduced demand behavior, this could lead to a decrease in sales. An investment stop of individual oil companies can trigger significant reductions in sales as well. In connection with declining demand, risks due to price-aggressive competition can arise, which in turn can result in a margin pressure on individual market segments.

Price increases from suppliers due to increased raw material prices (e.g. increased steel prices) can lead to increased manufacturing costs, and to a reduction of the gross profit margin. Further weaknesses of the US dollar can have a negative influence on the gross profit margin as well, as it has to be assumed that the selling price would have to be adjusted accordingly. WashTec bills the main portion of its sales in euros, and therefore has only limited risk arising from a dollar depreciation.

WashTec AG has installed a systematic and intensive market observation system. This way, countermeasures can be quickly undertaken when negative business fluctuations develop. Yield risks from declining demands, or risks from price decline are minimized through permanent measures with respect to continuous product improvement, optimization of the quotation program, adjustment of purchase conditions, as well as capacity adjustment options through the employment of temporary workers, plus agreements for adjustable workhours.

Financial Risks

The financial stability and continuation of the main operational subsidiaries WashTec Cleaning Technology GmbH and WashTec Holding GmbH, as well as the Group depend on maintaining the credit lines for the business year 2005, which are currently running until June 30, 2005. After the performed capital increase and repayment of liabilities, the financing of the WashTec Group will be fundamentally restructured. Remaining currency risks are being minimized mainly through forward contracts. WashTec aims to conclude its international contracts in euros (tender, dealers' agreement).

Supplier Risks

The following risks for the primary materials exist: supplier schedule risks, product availability risks, quality risks, and purchase price risks. The dependency on suppliers makes it necessary, to employ a consistent supplier and purchase management system. For this purpose, a clear system exists to assess and employ reliable and quality-bound suppliers.

Investment Risks

The company provides comprehensive policies for investments and other expenses. The policies define upper expense limits and responsible persons. Large investments are concentrated in an annual investment plan, and will be presented to the Executive Board and approved by the Supervisory Board.

All operational risks will be permanently analyzed by management controlling and the Executive Board, and discussed, and documented in form of monthly reporting. In addition to sales and all expenditures, cashflow, employee development, as well as all substantial components of the trade volume, and balance sheet are displayed. The risk assessment with respect to the current business and options for future businesses can be derived from these figures. Through regular talks and contacts with customers through sales and service personnel, the competitor situation and customers' needs become more transparent.

Strategic Risks

Strategic investments will only be decided after deep discussions with the Executive Board, with the management, as well as with the Supervisory Board.

From the strategic overall view of the WashTec AG, currently two risks are evolving: Building up new sales and service companies and developing new products. All strategic investments are based on the analysis of market requirements, and on the respective investment calculation. Strategic investments will only be decided after deep discussions with the Executive Board, with the management, as well as with the Supervisory Board.

Capacity Risks

Usually, a decline in demand leads to adjusting the capacity in the business activities. Using internal market observations, and continuous production and capacity planning, WashTec aims to recognize capacity risks as early as possible. The targeted employment of temporary workers and flexible seasonal systems in combination with a low vertical range of production enables short-term capacity adjustments.

The Executive Board is convinced that the risks detected will not question a successful continuation of the business.

Supplementary Report

After the completion of the business year 2004, no significant incidents occurred.

7. Prediction Report

For 2005, the WashTec AG expects a stable economic environment. From today's view, the investment behavior of oil companies and car dealers, as well as individual operators will not change. The replacement business will continue to dominate.

A positive effect is to be expected from the introduced market and product offensive. This is reflected in the incoming orders of the newly developed roll-over wash systems SoftCare Juno and SoftCare Evo, who were introduced for the first time at the *automechanika* in Frankfurt. The product thrust will continue. In 2005, WashTec plans to develop additional roll-over wash systems ready for the market. Another emphasis in the current business year is the improvement of market exploitation through structural changes in the sales and service units.

In the future, the presence in important markets with our own sales and service organizations shall be examined. Based on the completion of the product portfolio in all sectors, and based on an improved processing of the market by adjusting the sales structures, the sales volume shall be increased at home and abroad in comparison to 2004.

Despite 25 million euros in savings already in 2004, the focus for the business year 2005 remains on completing the restructuring and consolidation. The production plant structures in Augsburg were analyzed, and concentrating the production in Augsburg at the Argonstrasse is being realized. Optimizing the production processes will lead to a further increase of efficiency just like the implementation of the comprehensive ERP system. The cost structures of the business are continually being analyzed and optimized.

Despite 25 million euros in savings in 2004, the focus for the business year 2005 remains on completing the restructuration and consolidation.

A capital increase is planned to be implemented in 2005. The funds returning to the company, as well as the operational cashflow shall mainly be used, to repatriate liabilities. Thus, the equity capital basis of the company will be fundamentally improved.

In the medium-term and with the solid balance sheet structure, the WashTec Group will make use of its cashflow strength, to further invest in products and the building-up of markets. The distribution of a dividend is planned after a successful completion of all restructuring measures.

The goal for 2005 is to place the WashTec on a stable basis again. For the year 2005, the Executive Board aims to achieve an operational EBIT margin of about 10% with slightly increasing sales.

The Executive Board





Stricter environmental regulations lead to an increased importance of water recovery at home and abroad. WashTec provide rubble filters, chemical and biological water reclaim systems. Using the water recovery systems, the consumption of fresh water is significantly reduced. Contrary to the manual wash, with the above, no toxic agents or chemicals enter the ground water.

FINANCIAL STATEMENT AND GROUP FINANCIAL STATEMENT OF WASHTEC AG

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Supplement		Jan. 1 until Dec. 31, 2004	Jan. 1 until Dec. 31, 2003
		€	€
28	**Sales**	**211,774,168**	**241,105,143**
	Increase (decrease) in volume of unfinished goods/services	–210,654	2,332,307
	Other capitalised own-account services	393,700	893,000
29	Other operating income	5,088,677	3.994,288
	Total	**217,045,891**	**248,324,738**
	Cost of materials		
	Cost of raw materials, manufacturing and operating supplies and of goods purchased	72,135,914	102,286,175
	Cost of services rendered	17,201,877	14,778,124
30		**89,337,791**	**117,064,299**
	Personnel expenses		
	Wages and salaries	58,587,008	76,134,215
	Social security contributions	12,900,439	14,103,848
	Pension expenses	1,054,183	1,487,569
31		**72,541,630**	**91,725,632**
	Depreciation of intangible and tangible fixed assets	12,314,189	14,758,759
32	Other operating expenses	32,897,950	40,059,037
	Other taxes	891,480	463,261
	Total operating expenses	**207,983,040**	**264,070,988**
	Operating result	**9,062,851**	**–15,746,250**
	Other interest and similar income	296,657	1,180,549
	Interest and similar expenses	8,325,156	9,359,679
33	**Financial result**	**–8,028,499**	**–8,179,130**
	Earning before tax (EBT)	**1,034,352**	**–23,925,380**
34	Taxes on income	–4,241,467	5,879,556
	Annual net deficit	**–3,207,115**	**–18,045,824**
	Loss carried forward	**–41,451,851**	**–23,406,027**
	Distribution to shareholders	0	0
	Consolidated balance sheet loss	**–44,658,966**	**–41,451,851**
35	**Earnings per share (diluted = undiluted)**	**–0.42**	**–2.37**

CONSOLIDATED BALANCE SHEET

Supplement	Assets	Dec. 31, 2004	Dec. 31, 2003
		€	€
	Fixed assets		
	Intangible assets		
	Licences, industrial property rights and similar rights and values, as well as licences for such rights and values	3,159,071	3,415,056
	– of which acquired	160,668	357,034
	– of which internally produced	2,998,403	3,058,022
	Goodwill	35,964,069	40,480,668
7	Down payments received	1,561,541	0
		40,684,681	**43,895,724**
	Tangible assets		
	Land, leasehold rights and buildings, including buildings on third-party land	22,498,653	23,807,783
	Technical equipment and machines	1,582,254	2,618,349
	Financial leasing	7,458,060	7,934,250
	Other equipment, plant and office equipment	2,143,749	3,198,435
8	Prepayments made and assets under construction	612,589	6,350
		34,295,305	**37,565,167**
	Financial assets		
	Investments	87,422	87,423
	Other loans	11,182	11,182
9		**98,604**	**98,605**
		75,078,590	**81,559,496**
10	**Deferred tax assets**	**30,946,817**	**33,308,497**
	Long-term receivables and other assets (running time more than 1 year)		
	Other assets	99,000	244,094
12		**99,000**	**244,094**
	Total fixed assets	**106,124,407**	**115,112,087**
	Current assets		
	Inventories		
	Raw materials and supplies	15,595,298	20,139,307
	Unfinished products, unfinished services	1,986,397	2,681,706
	Finished products	6,833,317	6,348,662
	Goods	5,668,346	7,980,100
	Prepayments made	152,807	83,494
11		**30,236,165**	**37,233,269**
	Current receivables and other assets (running time less than 1 year)		
13	Trade receivables	28,438,758	43,801,562
14	Receivables from companies with shareholding relation	110,033	785,015
	Receivables from fiscal authorities	231,369	689,602
15	Other assets	2,827,007	4,063,625
12		**31,607,167**	**49,339,804**
16	**Cash balance, assets with banks**	**814,545**	**3,771,695**
	Total current assets	**62,657,877**	**90,344,768**
17	**Prepaid expenses**	**1,295,362**	**1,290,685**
	Total assets	**170,077,646**	**206,747,540**

Supplement	Liabilities	Dec. 31, 2004	Dec. 31, 2003
		€	€
	Equity		
18	Subscribed capital	20,000,000	20,000,000
19	Capital reserves	27,383,540	27,383,540
	Losses carried forward	–41,451,851	–23,406,027
	Consolidated annual net deficit	–3,207,115	–18,045,824
	Balancing item from currency conversion	1,300,270	1,286,649
20		**4,024,844**	**7,218,338**
	Long-term liabilities and provisions		
	Long-term liabilities		
24	To banks and similar organisations	296,435	6,471,624
26	Other	4,705,419	42,038,634
		5,001,854	**48,510,258**
	Long-term provisions		
21	Provisions for pensions	5,574,764	5,546,825
23	Other long-term provisions	8,458,754	5,657,049
		14,033,518	**11,203,874**
	Total long-term liabilities and provisions	**19,035,372**	**59,714,132**
	Short-term liabilities and provisions		
	Short-term liabilities		
25	Convertible loan	51,129	127,823
24	To banks and similar organisations	59,755,621	80,833,220
26	Received down payments on request	3,813,570	7,253,940
26	Trade payables	5,729,861	9,589,164
26	Other (taxes and contributions)	3,209,087	3,878,205
26	Other (social security contributions)	1,607,259	1,853,381
26	Other	47,837,708	10,573,119
		122,004,235	**114,108,852**
	Short-term provisions		
22	Tax provisions	2,547,994	430,558
23	Other short-term provisions	17,818,265	22,792,378
		20,366,259	**23,222,936**
	Total short-term liabilities and provisions	**142,370,494**	**137,331,788**
27	**Deferred income**	**4,646,936**	**2,483,282**
	Total equity and liabilities	**170,077,646**	**206,747,540**

FIXED ASSET SCHEDULE
JANUARY 1 TO DECEMBER 31, 2004

	Acquisition and manufacturing costs					
	Jan. 1, 2004	Currency difference	Additions	Debits	Book transfers	Dec. 31, 2004
	TH€	TH€	TH€	TH€	TH€	TH€
Intangible assets						
Licences, industrial property rights and similar rights and values, as well as licences for such rights and values	7,548	0	497	2,494	0	5,551
– of which acquired	4,109	0	83	2,494	0	1,689
– of which internally produced	3,439	0	414	0	0	3,853
Goodwill	64,866	0	0	3,305	0	61,561
Made down payments	0	0	1,562	0	0	1,562
	72,414	**0**	**2,059**	**5,799**	**0**	**68,674**
Tangible assets						
Land, leasehold rights and buildings	43,053	0	27	748	1,800	44,132
Technical equipment and machines	14,105	–1	280	320	–886	13,178
Other equipment, plant and office equipment	13,027	0	1,149	988	–914	12,274
Financial leasing	16,958	1	3,114	5,586	0	14,487
Prepayments made	6	0	606	0	0	612
	87,149	**0**	**5,176**	**7,642**	**0**	**84,683**
Financial assets						
Investments	161	0	0	0	0	161
Other loans	11	0	0	0	0	11
	172	**0**	**0**	**0**	**0**	**172**
Fixed assets	**159,735**	**0**	**7,235**	**13,441**	**0**	**153,529**

Accrued depreciations							Net book value	
Jan. 1, 2004	Currency difference	Additions	Non-planned additions	Debits	Book transfers	Dec. 31, 2004	Dec. 31, 2004	Dec. 31, 2003
TH€	TH€	TH€	TH€	TH€	TH€	TH€	TH€	TH€
4,133	0	711	0	2,452	0	2,392	3,159	3,415
3,752	0	237	0	2,454	0	1,537	161	357
381	0	474	0	0	0	855	2,998	3,058
24,385	–8	2,861	1,625	3,266	0	25,597	35,964	40,481
0	0	0	0	0	0	0	1,562	0
28,518	**–8**	**3,572**	**1,625**	**5,718**	**0**	**27,989**	**40,685**	**43,896**
19,245	13	1,043	1,021	628	939	21,633	22,499	23,808
11,487	30	933	0	397	–457	11,596	1,582	2,618
9,829	30	1,495	0	742	–482	10,130	2,144	3,198
9,024	56	2,625	0	4,676	0	7,029	7,458	7,934
0	0	0	0	0	0	0	612	6
49,585	**129**	**6,096**	**1,021**	**6,443**	**0**	**50,388**	**34,295**	**37,564**
73	0	0	0	0	0	73	88	88
0	0	0	0	0	0	0	11	11
73	**0**	**0**	**0**	**0**	**0**	**73**	**99**	**99**
78,176	**121**	**9,668**	**2,646**	**12,161**	**0**	**78,450**	**75,079**	**81,559**

CONSOLIDATED CASHFLOW STATEMENT

	Dec. 31, 2004	Dec. 31, 2003
	TH€	TH€
Operating result (EBIT)	9,063	–15,746
Interest and dividends received	297	307
Interest payments	–6,959	–8,317
Expenses for taxes on earnings	–65	0
Depreciation on fixed assets	12,314	14,759
Changes in long-term provisions	2,830	–695
Profit-loss on disposal of items of fixed assets	–711	118
Gross cashflow	**16,769**	**–9,574**
Decrease in inventories	6,997	2,074
Decrease in trade receivables	15,363	10,145
Increase in trade payables	–3,859	–9,908
Changes in remaining net current assets	–3,220	14,539
Cashflow from operational business (net cashflow)	**32,050**	**7,276**
Payments for investments in fixed assets	–7,235	–4,150
Receipts from sales of fixed assets items	224	46
Income from sales of financial assets	638	0
Cash outflow for investments	**–6,373**	**–4,104**
Payment of long-term liabilities from finance lease	–793	–2,454
Payments of long-term liabilities to financial institutions	–6,175	–86
Re-payments of long-term liabilities to former shareholder Granbee	–588	–614
Cash outflow from financing	**–7,556**	**–3,154**
Net increase in payment, funds and equivalents	**18,121**	**18**
Payment funds and equivalents at Jan. 1, 2004	**–77,062**	**–77,080**
Payment funds and equivalents at Dec. 31, 2004	**–58,941**	**–77,062**
Cash balance, assets with financial institutions	**815**	**3,772**
Short-term bank liabilities	**–59,756**	**–80,833**

EQUITY STATEMENT

	Subscribed capital	Capital reserve	Balance-sheet profit	Adjustment items	Total
	TH€	TH€	TH€	TH€	TH€
As of Jan. 1, 2003	**20,000**	**27,384**	**–23,406**	**1,511**	**25,489**
Dividend for the previous year					0
Annual net deficit for 2003			–18,046		–18,046
Changes in currency				–225	–225
As of Dec. 31, 2003	**20,000**	**27,384**	**–41,452**	**1,286**	**7,218**
Annual net deficit for 2004			–3,207		–3,207
Changes in currency				14	14
As of Dec. 31, 2004	**20,000**	**27,384**	**–44,659**	**1,300**	**4,025**

General Description

1. General Information about the Group

The official name of the company is WashTec AG, and it is registered under HRB 81 in the commercial register of the City Augsburg.

The legal domicile of the company is Argonstrasse 7 in 86153 Augsburg, Germany.

Object of the company WashTec AG is the acquisition, the holding and sale of shares in other companies, especially the assumption of the function of a holding company for the WashTec Group.

2. Accounting

The consolidated financial statement of the WashTec AG (as the most senior parent company) is laid down on the closing date of the financial statement of the International Financial Reporting Standards (IFRS) of the International Accounting Standard Board (IASB) under consideration of the International Financial Reporting Interpretations Committee (IFRIC). It is in line with the policy 83/349/EWG of the European Union for the Group accounting procedure.

No accounting and valuation methods according to German law were used, which do not comply with the IFRS or the interpretations of the IFRIC.

The conditions of the paragraph 292a HGB for exempting from the obligation to lay down a statement of the consolidated financial statement according to the German commercial law have been met. The valuation of this condition is based on the financial reporting standard No.1 (DRS 1) and No. 1a (DRS 1a), which was published by the German standardization committee.

The WashTec consolidated financial statement according to IFRS contains the following balancing and evaluation methods deviating from the commercial law:

- Delineation of deferred taxation according to the balance-sheet liability method, as well as tax-related loss brought forward
- Capitalization of the asset and carrying as liabilities of the residual liability with finance leasing contracts according to the allocation criteria of IAS 17
- Capitalization of development costs according to IAS 38
- Estimate and evaluation of financing tools according to IAS 39
- Determination of pension provisions according to IAS 19
- Within the scope of the capital consolidation, we went without the offset of the business value plus the reserves, as it is possible according to the commercial law regulations. Within the scope of the business mediation, hidden reserves with land and buildings including the respective tax accrual and deferral, as well as the deferred tax accounts receivables from the
- losses brought forward were assessed and deducted.

Fixed assets will exclusively be deducted across the board.

In the profit and loss account, as well as the balance-sheet, individual items were combined for improved clarity, and listed in the supplement.

3. Reporting Entity

The WashTec AG has a holding directly and indirectly of 4 German and 15 foreign companies. With the exception of its investment in Wesumat Hungaria Kft., Budapest, Hungary, (40%), each share is 100%.

Compared with the previous year, changes in the companies embraced by the consolidation arose through the transfer of assets from the WashTec Benelux B.V., Zoetermeer, Netherlands from the WashTec Holding to the WashTec Cleaning Technology GmbH, Augsburg. Furthermore was the Wesurail (UK) Ltd., York, England sold with sales revenues of 638 TH euros by Jan. 1, 2004. In the financial year 2003, the share of sales from the Wesurail (UK) Ltd. on the WashTec amounted to 3,195 TH euros with a loss of 307 TH euros. By Dec. 31, 2003 the equity capital had a net deficit in the amount of 118 TH euros. In the financial year 2004, a capital increase of 3.638 TH euros was undertaken at the foreign holding company WashTec France S.A.S., St. Jean de Braye, France.

The following consolidated companies are consolidated in the WashTec AG's consolidated financial statement by December 31, 2004:

Consolidated companies	Capital share %	Equity capital/ Net deficit TH €	Profit/ loss TH €
Domestic holding companies			
WashTec Cleaning Technology GmbH, Augsburg [1]	100	28,440	0
WashTec Holding GmbH, Augsburg	100	2,439	18,841
Wesurent Car Wash Marketing GmbH, Augsburg [2]	100	51	0
VPL Verbundpartner Leasing GmbH, Augsburg [1]	100	62	0
Foreign holding companies			
WashTec France S.A.S., St. Jean de Braye, France	100	705	179
Wesumat Belgium S.A., Ohain (Lasne), Belgium	100	–491	0
WashTec UK Ltd., Great Dunmow, Great Britain	100	3,014	–274
California Kleindienst Limited, Wokingham, Great Britain	100	–1,105	0
WashTec A/S, Hedehusene, Denmark	100	824	183
Wesumat Fahrzeugwaschanlagen Ges.mbH, Wien, Austria	100	–1	0
WashTec Cleaning Technology España S.A., Madrid, Spain	100	1	477
WashTec Benelux B.V., Zoetermeer, Netherlands [3]	100	2,963	87
WashTec Biltvättar AB, Helsingborg, Sweden	100	183	0
Sherman Supersonic Industries Corp., Mississauga, Canada [4]	100	–2,075	61
Wesumat Inc., Buffalo, USA	100	–15	0
WashTec SRL, Rom, Italy	100	41	–26

1) Profit and loss transfer through the WashTec Holding GmbH

2) Profit and loss transfer through the WashTec AG

3) Sub-group of California Kleindienst Administrative B.V., Zoetermeer, Netherlands, whose result is included in WashTec Benelux B.V., Zoetermeer, Netherlands.

4) Sub-group of the Sherman Supersonic Industries Corp. (SSI),Tonawanda, New York, USA, whose result is included in the SSI, Mississauga, Canada.

The company object of the main holding companies according to the articles of partnership will be commented on as follows:

WashTec Holding GmbH, Augsburg

Object of the company is purchasing, holding and selling of company shares, especially of companies and land, as well as consultations for commercial companies. Moreover, is the object of the company to function as a holding company within the WashTec Group.

WashTec Cleaning Technology GmbH, Augsburg

Object of the company is the fabrication, the purchase, the sale, renting out, leasing, the assembly and maintenance of vehicle wash equipment in general, and especially carwash equipment, as well as the purchase, sale and fabrication of all spare parts and side products for cleaning, polishing and drying.

Wesurent Car Wash Marketing GmbH, Augsburg

The object of the Wesurent Car Wash Marketing GmbH is the purchase, renting out and operation of vehicle wash equipment on behalf of, and at the cost of third parties, and in this connection, they offer comprehensive services. A comprehensive site, operation, and competition analysis, the determination of capacity and profitability values, as well as establishing financing models and plans for realizing building plans. In individual cases, the company also takes care of placing orders for all assembly plants and the marketing of the respective site. Typically, the WashTec Cleaning Technology GmbH buys the respective wash equipment from a leasing company, and leases them out further to the Wesurent Car Wash Marketing GmbH. Then, the Wesurent Car Wash Marketing GmbH operates this system in cooperation with the respective customer in his name, and at his costs.

Other Consolidated Companies

With the exception of the Sherman Supersonic Industries Corp., Mississauga, Canada, and Tonawanda, USA, who produce wash equipment for street and track vehicles, and who do adjustments of pre-assembled wash equipment for American standards, all other holding companies' object is the sale and maintenance of wash equipment exclusively.

The following holding companies were not included, since the WashTec AG has no significant influence, and since in the case of the Markus Spolka z.o.o., Krakau, Poland, no business activity is available. They were considered in the purchase costs of the shareholding:

Holding companies	Share in the equity capital	Reason
Wesumat Hungaria Kft., Budapest, Hungary	40 %	No significant influence
Markus Spolka z.o.o., Krakau, Poland	50 %	Lack of business activity and little significance

4. Consolidation Methods

Capital Consolidation

The consolidation is effected according to a benchmark method of the IAS 22 by calculating the purchase costs with the Group portion on the equity capital at the time of the purchase. Business values that were achieved before January 1, 1995, were calculated in the amount of 24,837 TH euros with capital reserves. The assets and liabilities were taken over with actual cash values. The difference amount between the purchase costs for the purchased holding and the respective portion of the accepted assets and liabilities were, as long as existent, allocated through the disclosure of hidden reserves. The remaining active balance was increased by the deferred tax assets to the hidden reserves, and it was decreased by active balance taxes to the acquired tax-related loss brought forward. The remaining amount was activated as business or company value, and depreciated according to its future economic benefit affecting the net income for a period of up to 20 years. The economic service lives of the largest company and business values are listed in the comment No. 7.

Consolidation of Debts

Receivables and liabilities between the companies, which were included in the consolidated financial statement, were eliminated.

Elimination of Intra-group Profits

The inventories were assessed in the consolidated financial statement on the Group manufacturing costs or on the Group purchase costs. Intra-group profits in the amount of 1,739 TH euros (previous year: 1,919 TH euros) were eliminated in the present financial statement. Upon determination of the highest values of the Group manufacturing costs, the portion costs of the product-related general administration were considered.

Consolidation of Expenditures and Income

In the Group loss-and-profit accounts, the sales revenues and other operating revenues from services between the included companies were calculated with the respective expenditures of the recipient of the deliveries and services.

5. Currency Conversion

The monetary assets and liabilities in foreign currencies are assessed according to the respective closing date.

The annual financial statement from foreign consolidated companies is converted into euros by the concept of the functional currency. Their functional currency is the respective currency of the country. Assets and liabilities are therefore converted with the average exchange rate of the closing date, and the profit-and-loss accounts are converted with the monthly average exchange rates.

Conversion differences from this, as well as conversions from the balances carried forward from the previous year are registered in the equity capital neutral to the result. Business values, which result from the capital consolidation of foreign subsidiaries, are converted to historic exchange rates.

The sum of currency conversion differences, which in the financial year was treated neutral to the result, amount to 14 TH euros (previous year: –225 TH euros). In the financial year 2003, as well as 2004, there were no deferred taxes on these treated conversion differences that were neutral to the result.

There are the following currency exchange rates for the relevant currencies of the countries, which are not participating in the European currency exchange union:

Currency exchange rates		Average		Closing date	
Currency		2004	2003	2004	2003
One US dollar	in €	0.80	0.88	0.74	0.79
One Candian dollar	in €	0.62	0.63	0.61	0.61
One British pound	in €	1.47	1.44	1.42	1.42
100 Danish krones	in €	13.44	13.45	13.44	13.42
100 Norwegian krones	in €	11.96	12.44	12.15	11.91

6. Accounting and Valuation Methods

The financial statement of the WashTec AG, as well as of the German and foreign subsidiaries is established in compliance with the IAS 27 according to a uniform balancing and valuation principle. The valuation rates of the subsidiaries that deviate from the valuation rates uniform for the Group were kept in individual cases, as far as this had only minor effects on the consolidated financial statement. We went without an early adjustment to the IFRS standards valid as of 2005, so that the same standards apply as last year.

The main balancing and valuation methods in the Group are summarized as follows:

The **intangible fixed assets** include purchased EDP programs and licenses with an assumed service life of five to seven years. They are assessed with purchases costs less the planned straight-line depreciations.

As per IAS 38 (intangible fixed assets) **research costs** are not treatable as addition to assets, and **development costs** are only treatable as addition to assets upon the existence of specific and exactly defined prerequisites. A capitalization is always necessary, when the development activity leads to future effectual cashflow, which also cover the respective development costs that exceed the current costs. In addition, specific criteria must be met cumulatively with respect to the development project, and the product to be developed. The research and development costs of the WashTec go exclusively to the advanced development and innovations of wash systems, for which a technical feasibility is secured, and for which there is a market demand, which can be proven through sales from respective comparable products. Thus, the pre-requisites are given for a capitalization at WashTec. Depreciation is straight-line over a period of 8 years.

The tangible assets, which refer to buildings and business equipment, are purchase costs less the cumulative depreciations. In addition to the directly attributable costs, the proportionate material and manufacturing costs and depreciations (IAS 16) are included in the manufacturing costs of the self-established assets. Interests for debt capital are not included in the manufacturing costs (IAS 23). Repair costs will be immediately calculated as expenditures. The depreciations are carried out by the straight-line method for the assumed service life »pro rata temporis«.

Unforeseen depreciations on intangible fixed assets and tangible assets are carried out as per IAS 36. The achievable amount always results from the value in use. As far as the assumed value in use dropped below the achievable selling value, especially as a result from a plant structure concept, the assumed achievable selling value less the selling costs to be expected will be in the estimate.

In the system business segment, the machines manufactured by WashTec Cleaning Technology GmbH are sold to a leasing company, and leased back by the Wesurent, to rent them out further to customers against user fees depending on the number of washes. The agreements between the leasing company and Wesurent are treated as finance lease, and the agreements between the Wesurent and the customer are treated as operating lease, because Wesurent bears all economic risks. Accordingly, the machines are activated at Wesurent and depreciated for six years. The leasing liabilities are estimated with a cash value of the leasing rate. Additional finance lease agreements refer to vehicles of the WashTec Cleaning Technology GmbH.

The **financial assets** refer to portions on non-consolidated companies and other loans. The other loans are loans as per IAS 39. They are valuated to continued purchase costs.

The valuation of the **inventories** is effected to purchase or manufacturing costs when using the FIFO method. Devaluations are carried out with the dropped net amortization value on the balance closing date. The manufacturing costs (IAS 2) comprise all calculable costs, but not the general administration and sales costs. Interests were not activated (IAS 23). Non-current inventory was devaluated or estimated with a scrap value using a lump-sum method according to the respective inventory coverage.

The **receivables and other assets** are estimated by nominal values less the recognizable specific allowances for bad debts. Cumulative value adjustment is carried out on accounts receivables with a possible shortfall. Accounts receivables and other assets are cancelled from the books, if a payment is not expected.

Provisions for pensions and similar liabilities are calculated by the projected unit credit method (IAS 19). With this candidacy of the cash value method, not only the known retirement pay and acquired candidacy by the closing date, but also the increases of wages and salaries to be expected will be considered.

Actuarial profits and losses, outside the range of 10 percent of the insurance scope, are distributed over the average remaining period of service. Further particulars will be described under item 21.

Provisions for taxation and other provisions are established, when there are liabilities resulting from past incidences towards third parties, which in the future is likely to result in an outflow of assets, and when this encumbrance can be reliably estimated.

The provisions included in the **debts**, consider recognizable risks and uncertain liabilities in the amount of their probable occurrence according to IAS 37. Liabilities are balanced at resumed purchase prices (IAS 39.93). Liabilities are cancelled from the books upon limitation of actions.

The **accounts receivable and payable on the liability side** serve for the income distribution of sales revenues from maintenance agreements for the relevant period.

Deferred taxes are calculated according to IAS 12 through different value estimates of the assets and liabilities in IAS and tax balances on consolidation processes, and on feasible losses brought forward; asset-side tax accruals and deferrals only to that point, that the tax credit in this connection or tax deduction will most likely occur. The report of the deferred taxes will be effected in a separate position. The deferred taxes will be determined on the basis of tax rates, which are expected in the individual countries at the respective time of realization. The statutory tax regulations that were concluded by the balance-sheet closing date are valid. The tax rates for deferred taxes in the Group for the German companies are 40% (corporate income tax and business tax).

In the report year, no **financial instruments** were held, which were determined for trade purposes, or came into question for selling. The valuation for financial instruments is therefore effected with continued purchase costs. As far as not indicated otherwise in the comments on the Group balance-sheet, the book value and the values to be enclosed almost fully correspond to each other.

Transaction costs are generally put into consideration as purchase costs, and they are dissolved throughout the service life of the financial instruments. Simplification processes for the valuation were not used. The entirety of the listed asset-side amount corresponds to a large extent with the maximum risk of default. There are not any currency risks worth mentioning.

Balancing will be effected on the trading day.

The **income** of the financial year will be considered when it is realized, and independently from the point of payment. Sales from the sale of assets, merchandise and services are realized, when the owed delivery or service has been completed. Sales from the system business are only realized with the execution of the respective car wash, even when the wash plant was first sold to a lease company, as the sale was treated as a sale and lease-back transaction.

Time-related expenditures and income will only be put into consideration, when they refer to the financial year.

In the **segment reporting**, the annual financial statement data are displayed by segments and regions according to the respective rules of IAS 14. Segmenting is effected for the fields Cleaning Technology (developments, construction, production, sales and service of automatic cleaning systems for vehicles) and system business (system solutions for the operation of vehicle wash equipment). Please find more detailed descriptions about segments and fields under item 38.

In the consolidated financial statement, assumptions were made, which have an effect on the amount and report of the balanced assets. The actual values can deviate from the estimates. The estimates refer mainly to the report of the devaluation with the inventories, the rating of provisions and feasibility of deferred tax assets.

Disclosures relating to the consolidated Balance-Sheet

Fixed Assets

The composition and development of the fixed assets is explained in the enclosed Group asset write-down (page 62).

7. Intangible Assets

The intangible assets at the WashTec Cleaning Technology GmbH contain capitalized development costs for new portal system generations in the amount of 2,998 TH euros (previous year: 3,058 TH euros). Furthermore, 254 TH euros (previous year: 216 TH euros) arose for research and development, which were not capitalized.

By December 31, 2004, the total book value of the company and business value is composed of 35,964 TH euros (previous year: 40,481 TH euros):

Business and company value by Dec. 12, 2004 in TH €	Purchase costs Dec. 31, 2004	Depreciations 2004	Cumulated depreciation until Dec. 31, 2004	Book value Dec. 31, 2004
California-Kleindienst-Gruppe, Augsburg	43,644	2,189	10,910	32,734
VPL Verbundpartner Leasing GmbH, Augsburg	3,068	205	1,262	1,806
Elektronikbereich, Recklinghausen	4,061	272	3.543	518
Wesumat Benelux B.V., Netherlands	829	42	135	694
Wesumat France S.A., France	276	18	143	133
WashTec A/S, Denmark	314	39	235	79
Sherman Supersonic Industries Corp., Canada	2,862	1,721	2,862	0
WashTec France S.A.S., France	56	0	56	0
Wesumat Fahrzeugwaschanlagen GmbH, Augsburg	6,317	0	6,317	0
Wesumat Biltvättar AB, Sweden	134	0	134	0
Total	**61,561**	**4,486**	**25,597**	**35,964**

The depreciations in the financial year amounted to 4,486 TH euros (previous year: 3,097 TH euros.) They include an unforeseen depreciation in the amount of 1,625 TH euros for Sherman Supersonic Industries Corp. Canada as a result of the impairment test.

In 2004, there were the following disposals of business and company values:

Disposals in 2004 in TH €	Purchase costs Dec. 31, 2004	Cumulated depreciation until Dec. 31, 2004
A. Rohé GmbH, Augsburg	2,976	2,976
Wesurail (UK) Ltd., Great Britain	329	290

The recoverability test for business and company values was performed for the three cash-generating units Cleaning Technology without Sherman Supersonic Industries Corp. Canada, System Business, and Sherman Supersonic Industries Corp. Canada. Basis for the recoverability test for business and company values was the long-term planning of the company. An unforeseen depreciation was carried out, when the cash value of the expected funds surplus was smaller than the net book value. Basis for discounting was a weighted average cost of capital of 5.71 % and a long-term growth of 0 %.

The useful life of the largest reported company and business values on Dec. 31, 2004 is set up as follows:

	Duration in Years
California-Kleindienst-Gruppe, Augsburg	20
VPL Verbundpartner Leasing GmbH, Augsburg	15
Elektronikbereich, Recklinghausen	15
Wesumat Benelux B.V., Netherlands	20
Wesumat France S.A., France	15

8. Tangible Assets

Assets are reported under the item finance leasing »tangible assets« (machines and vehicles), which are to be counted to the Group according to IAS 17. By December 31, 2004, this item contains machines from sale-and-lease-back transactions in the amount of 4,436 TH euros (previous year: 4,266 TH euros), who's historic purchase price was 9,943 TH euros (previous year: 8,573 TH euros). So far, there were 5,507 euros of depreciations. These sale-and-lease-back agreements usually have a purchase option in the end of the service life, as well as the possibility for contract extension. Price adjustments during the service life are not possible. This also includes vehicles in the amount of 3,022 TH euros (previous year: 3,668 TH euros), who's historic purchase price was 4,544 TH euros (previous year: 8,385 TH euros). This amounts to 1,521 TH euros in depreciations.

The sale-and-lease-back transactions were carried out within the scope of the operating business at the Wesurent Car Wash Marketing GmbH. The machines manufactured by the WashTec Cleaning Technology GmbH are sold to a leasing company and leased back by the Wesurent Car Wash Marketing GmbH, who, in turn, rent them out within the scope of their operator model to mainly large operating groups or mineral oil companies. Usually, these lease-back agreements have a service life of approx. 6 years, and the agreements between the Wesurent Car Wash Marketing GmbH and their customers usually have a service life of more than approx. 10 years. The leasing contracts are usually determined according to the number of performed washes. In 2004, sales from this were 3,588 TH euros (previous year: 3,748 TH euros).

The depreciations for assets according to plan are defined by the following service durations:

Assets	Useful life
Buildings	20 – 50 years
Technical systems and machines	5 – 8 years
Other assets, company and business equipment	3 – 8 years

In 2004, and in addition to the depreciations according to plan, the unforeseen depreciation due to changes in use were 1,021 TH euros on property and buildings in Germany (previous year: 217 TH euros in France and 3,915 TH euros in Germany).

The depreciations in Germany resulted especially from the planned merging of the production sites in Augsburg. The area becoming vacant was valuated though an external expert opinion with an estimated selling value less the selling costs still to be expected.

The properties, similar land and buildings affect the respective companies:

in TH €	2004	2003
WashTec Cleaning Technology GmbH	21,042	22,367
WashTec UK Ltd., Great Britain	500	593
WashTec Bilvask A/S, Denmark	368	371
WashTec France S.A., France	292	161
Sherman Supersonic Industries Corp., Canada	278	287
Others	19	29
Total	**22,499**	**23,808**

The properties of the WashTec Cleaning Technology GmbH are registered with nominal land charges of 46,486 TH euros and nominal land charges of 942 TH euros at the WashTec Bilvask A/S. There were no changes in comparison to the previous year.

9. Financial Assets

The financial assets are mainly the 40% holdings on the Wesumat Hungaria Kft., Budapest, Hungary.

10. Deferred Tax Assets

The balance of the deferred tax assets in the amount of 30,947 TH euros (previous year: 33,308 TH euros) results mainly from deferred tax accounts receivables on usable tax-related losses brought forward: 34,439 TH euros (32,172 TH euros in Germany and 2,267 TH euros abroad) (previous year: total 38,329 TH euros) and from tax liabilities due to the appreciation of properties: 3,968 TH euros (previous year: 4.771 TH euros).

The feasibility of losses brought forward is sufficiently guaranteed on the basis of the long-term planning, which was established with external consultants.

Deferred taxes were calculated by the so-called liability method on the basis of a tax rate of 40%.

The deferred tax assets for the financial year developed as follows:

in TH €	Jan 1, 2004	Changes	Dec 31, 2004
Tax-related loss brought forward	38,329	-3,890	34,439
Time-related differences between trade and tax balance	1,707	-377	1,330
Elimination of intra-group profits	840	-85	755
Pensions (difference betw. IAS a. HGB)	149	-6	143
Total	**41,025**	**-4,358**	**36,667**

The deferred taxes on the time differences between the trade and the tax balance refer especially to provisions for partial retirement at 673 TH euros (previous year: 980 TH euros).

The deferred tax liabilities for the financial year developed as follows:

Time differences betw. IAS/HGB in TH €	Jan 1, 2004	Changes	Dec 31, 2004
Appreciation of property and buildings	-4,771	803	-3,968
Mezzanine loan	-547	547	0
Straight-line depreciation	-751	271	-480
Leasing	-341	341	0
Lump sum adjustment	-84	11	-73
Development costs	-1,223	24	-1,199
Total	**-7,717**	**1,997**	**-5,720**

Deferred tax accounts receivables and liabilities are charged up against each other, as far as there is a set-off claim, and the tax accounts receivables and liabilities pass the same revenue authorities. The following amounts resulting from the charging of accounts receivables and liabilities against each other are reported in the consolidated financial statement:

in TH €	2004	2003
Deferred tax accounts receivables	36,667	41,025
Deferred tax liabilities	5,720	7,717
Total	**30,947**	**33,308**

As far as the feasibility of deferred tax assets does not seem sufficiently secure, value adjustments were undertaken. This refers especially to foreign subsidiaries. The value adjustment by December 31, 2004 amounted to 3,062 TH euros. In 2004, the expenditure from the value adjustment amounted to 2,141 TH euros.

11. Inventories

in TH €	2004	2003
Raw, auxiliary and operating materials	21,264	28,119
Unfinished products	1,986	2,682
Finished products and goods	6,833	6,349
Prepayments made	153	83
Total	**30,236**	**37,233**

In addition to the sales reduction, reducing the inventories is the result of product rectification and merging of plants.

The value adjustments of stock value in the report year was 11,125 TH euros (previous year: 11,955 TH euros). The book value of the inventories, which were reported for the net amortization value, and not for the purchase costs, amounted to 4,643 TH euros (previous year: 3,696 TH euros).

12. Accounts Receivable and Other Assets

in TH €	2004	2003
Current accounts receivables from deliveries and services (residual term < 1 year)	28,439	43,802
Current accounts receivables against companies, with whom there is a holding relation	110	785
Current accounts receivables against the revenue office	231	690
Other current assets	2,827	4,063
Other long-term assets	*99*	244
Total	**31,706**	**49,584**
of which are:		
long-term	99	244
current	31,607	49,340

Other long-term assets represent a dealer's loan. The loan has an interest rate of 3 %, and it is paid in instalments of 50 TH euros. The reduction in 2004 is the result of a extraordinary redemption.

13. Current Receivables from Deliveries and Services

in TH €	2004	2003
Gross inventory	33,595	51,258
Value adjustments	–5,156	–7,456
Net inventory	**28,439**	**43,802**

14. Receivables from Companies with Shareholding Relation

The accounts receivables result from deliveries and transactions with holding companies, which are not fully consolidated in the consolidated financial statement. These are exclusively receivables against the Wesumat Hungaria KFT, Budapest, Hungary. The receivables include devaluations in the amount of 535 TH euros (previous year: 0 TH euros).

15. Current Other Assets

The current other assets of a total of 2,827 TH euros (previous year: 4,063 TH euros) comprise creditors on the debit side as the largest item (941 TH euros, previous year: 656 TH euros), as well as traveling front money (358 TH euros, previous year: 324 TH euros).

16. Cash in Bank and Cash on Hand

in TH €	2004	2003
Cash in bank and cash on hand	815	3.772
Total	**815**	**3.772**

The cash in bank and cash on hand is mainly outside of Germany. The reduction in comparison to the previous year results from the introduction of a cash pooling with the foreign subsidiaries, which operate in euros.

17. Accounts Receivable and Payable

The accounts receivable and payable result from the delineation of prepaid maintenance lump sums, as well as prepayments of insurance premiums and taxes.

Equity Capital

18. Subscribed Capital

The capital stock of the company amounts to 20,000,000 TH euros and it is divided into 7,600,000 individual shares. The subscribed capital is fully paid in. Thus, each share has a portion of rounded 2.63 euros of the capital stock.

On June 23, 2004, the Annual General Meeting of the WashTec AG decided to increase the capital stock of the company against cash deposits by 30 M euros from 20 M euros to 50 M euros by issuing 11,400,000 new registered individual shares. The new shares will be issued against the lowest legal issue amount (rounded 2.63 euros) per share. The new shares shall be offered to the shareholders via direct subscription rights. They will be accepted from a consortium of banks with the obligation to be offered to the shareholders at a rate of 2:3. With the agreement of the Supervisory Board, the Executive Board is entitled to determine further details of the capital increase and its execution, especially the price, at which the shareholders can purchase the shares from the consortium of banks to reserve their subscription rights. With the agreement of the Supervisory Board, the Executive Board is also entitled to select a consortium of banks to authorize the shareholders beyond their subscription rights or third parties under defined conditions within the scope of the shareholders' subscription right and by means of the capital increase and by placing of the non-registered new shares of the shareholders.

Subsequently to the decision of the Annual General Meeting, the Executive Board has begun with the preparations for the capital increase. The execution of the capital increase is planned in 2005.

After the execution of the capital increase, the capital stock of the company amounts to 50 M euros, and it is divided in 19,000,000 individual shares.

Authorized Capital

Authorized capital I: With the decision of the Annual General Meeting on June 23, 2004, the company authorized the Executive Board to increase the capital stock with the agreement of the Supervisory Board, until June 23, 2009 by means of issuing new registered individual shares against non-cash capital contributions or cash contributions once or several times up to a total of 10,000,000 euros (authorized capital I), and to determine the further details of the capital increase, as well as the conditions of the issue of shares, especially the issue amount. Here, the shareholder shall be allowed a subscription right. However, in special cases, the Executive Board is authorized to exclude the subscription right of the shareholders with the Supervisory Board's approval. So far, the Executive Board has not used this authorization (paragraph 5.1. of the articles of association of the WashTec AG).

Conditional Capital

According to paragraph 218 of the stock corporation law, the conditional capital of a holding company increases in the same ratio as the increased capital stock from the capital increase of the company's own resources.

Conditional capital I: With the decision of the Annual General Meeting from June 28, 2001 – and due to the capital increase of the company's own resources – the conditional capital I of 511,292 euros was increased by 15,024 euros to 526,316 euros. Thus, the capital stock of the company is conditionally increased up to 526,316 euros, divided in 200,000 shares with a nominal amount of 2.63 euros. The conditional increase in capital will only be performed, if the creditors of convertible bonds, which were issued due to the decision of the Annual General Meeting on October 17, 1997 make use of their convertible bonds, and if this is needed for the conversion according to the specified conversion conditions.

Conditional capital II: With the decision of the Annual General Meeting from June 28, 2001 – and due to the capital increase of the company's own resources – the conditional capital II of 1,175,971 euros was increased by 34,555 euros to 1,210,526 euros. The conditional capital increase II, which was decided at the extraordinary Annual General Meeting on December 22, 1999, allows for a stock capital increase of the company by up to 1,210,526 euros for the issue of up 460,000 individual registered shares with a proportional share amount of the stock capital of 2.63 euros. In the financial years 2000 until 2004, the Executive Board and the Supervisory Board issued 20,000 option rights to managing staff members at an exercise price of 8.95 euros per share. These subscription warrants were not used, and will expire by September 18, 2005.

19. Capital Reserves

The capital reserves only contain the agio from executed capital reserves. It mainly results from the positioning of the California Kleindienst Holding GmbH into the WashTec AG on Jan 1, 2000.

20. Loss Brought Forward and Consolidated Annual Net Deficit

Due to the balance loss of the WashTec AG by December 31, 2003 no dividend was distributed.

The equity capital developed as follows:

Balance loss and annual net deficit in TH €	2004	2003
Subscribed capital	20,000	20,000
Capital reserves	27,384	27,384
Balance loss of the previous year	–41,452	–23,406
Dividend for the previous year	0	0
Annual net deficit	–3,207	–18,046
Balancing items from currency conversions	1,286	1,511
Changes in currency	14	–225
Equity capital	**4,025**	**7,218**

21. Provisions for Pensions

The provisions mainly refer to the WashTec Cleaning Technology GmbH, Augsburg, and they are created for liabilities from candidacies and current benefits to active and former employees and their surviving dependents. According to the pension scheme, the old age pension (as of 63 years), early old age pension, and disability pension will be granted. Prerequisite for this benefit is an employment term of 10 years, and the service years will only be considered as of 30 years of age. The monthly old age pension results from a fixed amount, which is multiplied with the number of the pensionable years of service. Furthermore, individually agreed regulations will apply. The provision valuation of defined benefit pension plans underlies the projected unit credit method according to IAS 19. The amount of the provision was computed according to actuarial methods. A load reduction factor of 4.5 (previous year: 5.5) percent was assumed here. The annual salary and cost of living were valuated unchanged with 1.5 percent. The standard tables 1998 by Klaus Heubeck were used as the biometric calculation basis. The fluctuation probability was estimated according to age and sex.

The number of benefit recipients by December 31, 2004 was 203 employees (previous year: 196 employees).

The amounts reported in the balance-sheet are as follows:

In TH €	2004	2003
Cash value of the non-financed liabilities	6,083	6,053
Non-recorded actuarial losses	–508	–506
Total	**5,575**	**5,547**

In the financial years 2004 and 2003, the pension provisions have developed as follows:

In TH €	2004	2003
Balance Jan 1	5,547	5,487
Paid pensions	–326	–310
Allocation	354	370
Balance Dec 31	**5,575**	**5,547**

The expenditure from the allocation of pension provisions contained in the profit-and-loss accounts is set up as follows:

in TH €	2004	2003
Service time expenditures of the report period	35	38
Interest paid	319	332
Pension expenditures	**354**	**370**

22. Provisions for Taxation

The provisions of taxation of 2,548 TH euros (previous year: 431 TH euros) mainly result from the taxes on earnings.

23. Other Provisions

	Provisions							
	Semi-retirement	Guarantees	Return responsibility	Redundancy-payments	Others	Adjusted debts	Total	
in TH €	2004	2004	2004	2004	2004	2004	2004	2003
Balance Jan 1	4,253	6,862	5,666	7,250	1,846	2,573	28,450	14,032
Allocation	232	4,254	951	1,776	1,694	3,943	12,850	19,484
Dissolution	0	0	0	0	–374	–1	–375	–500
Profit-and-loss account	**232**	**4,254**	**951**	**1,776**	**1,320**	**3,942**	**12,475**	**18,984**
Claim	0	–5,118	–1,127	–5,388	–443	–2,572	–14,648	–4,567
Balance Dec 31	**4,485**	**5,998**	**5,490**	**3,638**	**2,723**	**3,943**	**26,277**	**28,449**
of which are current								
(< 1 year)	1,281	5,368	865	3,638	2,723	3,943	17,818	22,792
of which are long-term								
(> 1 year)	3,204	630	4,625	0	0	0	8,459	5,657

The provisions for semi-retirement were calculated according to the statement of the main expert committee of the institution for commercial auditors (IDW RS HFA 3) from November 18, 1998. An interest rate of 3.5% (previous year: 5.5%) and an annual rate of compensation increase of 2% were put into consideration.

The provisions for return responsibilities are determined rolling, and they have a run time of up to five years.

The remaining provisions of 2,723 TH euros (previous year: 1,846 TH euros) mainly refer to provisions for process risks (1,129 TH euros, previous year: 567 TH euros), rent payments (563 TH euros, previous year: 16 TH euros), product liability (270 TH euros, previous year: 395 TH euros) as well as license payments (401 TH euros, previous year: 457 TH euros).

The adjusted debts of 3,943 TH euros (previous year: 2,573 TH euros) arise from missing invoices for already performed services, as well as for credits to be established in the service area.

24. Liabilities from Financial and Similar Institutions

in TH €	2004	2003
Current liabilities due to banks	59,756	80,833
Long-term liabilities due to banks	296	6,472
Total	**60,052**	**87,305**

Long-term liabilities against banks would be paid by June 30, 2004 and by December 31, 2004 according to the agreements with the respective banks.

To guarantee the operating material loans, the WashTec companies granted different securities. All major assets of the WashTec Group were assigned by way of collateral, transferred, or pledged.

The average interest rates for the bank loans are set up as follows:

	up to 1 year	1–5 years
2004	6.7%	5.8%
2003	7.1%	5.8%

The interest rates of short-term bank loans are variable.

Weigthed, effective average interest rate:	2004	2003
Convertible loan	2.0%	2.0%
Due to banks	6.7%	7.0%

Residual long-term liabilities	2004	2003
1-2 years	13	6.174
2-5 years	283	40
More than 5 years	0	258
Total	**296**	**6.472**

25. Convertible Loan

in TH €	2004	2003
Short-term convertible loan	51	128

Through the decision of the Annual General Meeting on October 17, 1997, the Executive Board of the company has been authorized until December 31, 1998 to issue annually 2% interest-bearing name convertible bonds with restricted transferability at a total value of up to 511,292 TH euros (after capital increase according to the Annual General Meeting decision on June 28, 2001: 526,316 euros) with a maximum run time until December 31, 2008. The persons authorized from the name convertible bonds without transferability receive the right to convert each 2.56 euros (after capital increase: 2,63 euros) nominal amount of a name convertible bond without transferability to an ordinary share of the company. Creditors of name convertible bonds can be managers and employees according to paragraph 5, section 3 of the works constitution, as well as all employees paid on a non-tariff basis of the company and its joint companies. The legal subscription right of the shareholder is excluded. For the first time, the convertible bond can be used for 50% of the shares to be obtained for three years, and for the remaining 50% for five years after the decision making of the Executive Board about the issuance of the name convertible bond.

Due to the paragraph 7.3 of the issuance conditions, the employees are entitled to convert their convertible bond with an additional payment of (11.21 euros per share). The additional payment corresponds to the difference between convertible price and nominal amount (after capital increase, 2.63 euros per share). The convertible price corresponds to the stock exchange rate of the day of the issuance plus 3% annually as of the day of the purchase. In 1997, 393,695 euros of convertible loans were issued to the Executive Board and managing employees. As of December 31, 2004, this amount decreased to 51,129 euros, due to the release of members of the Executive Board and employees.

The time value of the convertible bond is 10 TH euros below the book value.

26. Liabilities

in TH €	2004	2003
Liabilities from deliveries and services (run time < 1 year)	5,730	9,589
Down payments on orders (run time < 1 year)	3,814	7,254
From taxes and concessions (run time < 1 year)	3,209	3,878
Within the scope of the social security (run time < 1 year)	1,607	1,854
Other liabilities (run time < 1 year)	47,838	10,573
Other liabilities (run time 1–5 years)	4,705	42,038
Total	**66,903**	**75,186**
of which are current (< 1 year)	62,198	33,148
of which are long-term (> 1 year)	4,705	42,038

In addition to the income tax for December 2004, the liabilities from taxes and concessions contain mainly sales taxes to be paid. The down payments for orders are at the level of 2002. The down payments by the end of 2003 resulted from a special item from mineral oil companies.

The other liabilities with a run time of less than 1 year (47,838 TH euros, previous year: 10,573 TH euros) and with a run time between 1 and 5 years (4,705 TH euros, previous year: 42,038 TH euros) contain finance leasing with liabilities at a cash value in the following amounts:

in TH €	Cash value 2004	Nominal value 2004	Cash value 2003	Nominal value 2003
Run time less than 1 year	2,140	2,331	1,608	1,990
Run time between 1–5 years	4,705	5,186	5,498	5,994
Total	**6,845**	**7,517**	**7,106**	**7,984**

The leasing liabilities refer especially to vehicle leasing, as well as to leasing of wash equipment in the system business.

The minimum lease time for these type of finance lease liabilities are:

in TH €	2004	2003
Leasing payments due	**7,517**	**7,783**
of which up to 1 year	2,331	1,931
of which more than 1 year	5,186	5,852
Interest payments	**672**	**677**
Cash value leasing	**6,845**	**7,106**
of which up to 1 year	2,140	1,608
of which more than 1 year	4,705	5,498

Other liabilities with a run time of less than 1 year contain a loan (Mezzanine) of 37,907 TH euros from the former California Kleindienst Group shareholders to the WashTec Holding GmbH in the amount of nominal 37,907 TH euros (previous year under other liabilities with a run time of 1 to 5 years). The loan agreement from 1999 gives the company the option, to appoint the rated payments always by January 15, 2005 the latest. Non-paid rates will then become interest-bearing with an interest rate of the amount of the 6-months EURIBOR plus 2.5%. The company has made use this option for the due rates. However, as part of the restructuring, the Mezzanine lenders renounced on a payment of interest of the not yet paid rates from WashTec until the credit lines were due. Since January 15, 2005, the loan was silently extended for the time being.

The **other liabilities with a run time of less than 1 year** contain customers with a credit balance of 216 TH euros (previous year: 656 TH euros), liabilities against employees in the amount of 6,464 TH euros (previous year: 5,829 TH euros) and liabilities against the Employers' Liability Insurance Association 524 TH euros (previous year: 561 TH euros).

Other liabilities with a run time of 1 to 5 years contain the long-term part of finance lease liabilities with 4,705 TH euros (previous year: 5,498 TH euros). The Mezzanine loan of the former California Kleindienst shareholders to the WashTec Holding GmbH in the previous year was classified as liabilities with a run time of 1 to 5 years.

27. Accounts Receivable and Payable

The increase in the accounts receivable and payable from 2,483 TH euros in the previous year to 4,647 TH euros, mainly results from delimiting sales to the leasing companies, which in turn are leased back to the Wesurent Car Wash Marketing GmbH. The adjusted amount in 2004 was 1,473 TH euros (previous year: 274). The delimiting is distributed straight-line over the run time, in which the Wesurent Car Wash Marketing GmbH operates these assets with the respective customer in his name and at his costs of the respective lease-back contracts.

Disclosures Relating to the Consolidated Profit-and-Loss Account

Non-recurring Expenses

When analyzing the profit situation, it must be considered that the financial years 2004 and 2003 were marked with numerous special investments. The non-recurring expenses result especially from the restructuration.

in TH €	2004	2003
Compensations/personnel expenses	-95	7,357
Extraordinary depreciations [1]	2,646	4,132
Follow-up costs & stock value (input)	2,278	7,272
Legal and consultations costs	565	2,225
Others (especially closure costs)	768	3,356
Total	**6,162**	**24,342**

[1] With 1,021 TH euros, the extraordinary depreciations refer to properties at the WashTec Cleaning Technology GmbH and with 1,625 TH euros to the company value of Sherman Supersonic Industries Corp. Canada (previous year: 3,915 TH euros WashTec Cleaning Technology GmbH and 217 TH euros WashTec France S.A.S, France).

In the profit-and-loss account, the special investments are included in the following profit and expense positions.

in TH €	2004	2003
Other business income	–3,415	–859
Personnel expenses	-95	7,357
Material expenses	2,278	9,718
Depreciations	2,646	4,132
Other business expenses	4,398	4,868
Interest income	350	–874
Total	**6,162**	**24,342**

The position compensations contains an income of 2,228 TH euros (previous year: 3,000 TH euros) from a reconstruction contract for Germany (renounce on wage and salary during the restructuring).

28. Sales Revenues

The sales revenues of 211,774 TH euros (previous year: 241,105 TH euros) contain 3,588 TH euros (previous year: 3,748 TH euros) from lease/rent income for vehicle wash wash equipment. The contracts do not include minimum lease payments but only payments depending on the number of washes made.

Realization of sales is effected based on the individual contract conditions. These conditions are either the delivery or installation upon the sale of the machine, or in the service field, the performed service.

29. Other Operating Income

Other operating income of 5,089 TH euros (previous year: 3,994 TH euros) contain mainly income from dissolutions and value changes from receivables (1,455 TH euros, previous year: 2,703 TH euros), income from resale of leasing vehicles (462 TH euros, previous year: 429 TH euros), non-periodic income (315 TH euros, previous year: 302 TH euros), profit from exchange rates (163 TH euros, previous year: 71 TH euros), the selling of Wesurail (UK) Ltd., York, England (756 TH euros), as well as the selling of intangible assets (1,018 TH euros, previous year: 85 TH euros).

30. Material Expenses

in T€	2004	2003
Expenses for raw material, auxiliary material,		
operating material, and for purchased goods	72,136	102,286
Cost of purchased services	17,202	14,778
Total	**89,338**	**117,064**

31. Personnel Expenses

The personnel expenses include compensation of 2,133 TH euros (previous year: 10,357 TH euros), as well as allocations of provisions for semi-retirement 232 TH euros (previous year: 74 TH euros) and for pension provisions 354 TH euros (previous year: 370 TH euros).

The personnel expenses includes pension payments to benevolent funds for former Executive Board members and managers in the amount of 7 TH euros (previous year: 125 TH euros).

The number of employees in the Group and annual average is as follows:

Average Number of Employees	2004	2003
Industrial employees	828	998
Salaried employee	533	602
Total	**1,361**	**1,600**

32. Other Operating Expenses

Other operating expenses are as follows:

in TH €	2004	2003
Vehicle costs	6,494	7,670
Legal and consultation costs	3,283	5,284
Various administration costs/other costs	4,294	4,977
Allocation to value change on receivables	2,349	3,594
Traveling costs	2,577	3,027
Temporary workers	1,479	2,512
Communication costs	1,828	2,175
Advertising and trade fair costs	2,252	1,824
Maintenance/repairs	1,777	1,684
Data processing costs	1,864	1,530
Rent/operating lease without vehicle	1,829	1,365
Differences in exchange rates	286	1,281
Insurances	949	981
Office supply	624	821
Loss, asset disposal	291	632
Expenses for own patents and property rights	290	280
Fees, licenses, and development costs	234	258
Public relations	198	164
Total	**32,898**	**40,059**

The reduction of other business expenses is especially the result from realizing the restructuring projects.

33. Financial Result

in TH €	2004	2003
Interest and similar income	297	1,181
Interest and similar expenses	–8,325	–9,360
Financial result	**–8,028**	**–8,179**

The interests and similar expenses contain interests from additions of accrued interests from the Mezzanine loan (interest rate 6%) in the amount of 1,366 TH euros (previous year: 1,043 TH euros).

The interests and similar income in 2004 are default interest for overdue receivables from deliveries and services. In the previous year, interests and similar income included a renouncement of interests for the Mezzanine loan in the amount of 874 TH euros.

34. Taxes Before Income and Proceeds

The position refers to current, as well as to deferred taxes.

The following table shows an offsetting and reconciliation of the expected and actual tax expenditure. To determine the expected tax expenditure, the result of the taxes on earnings is multiplied with the Group tax rate of 40% (corporate income tax and business tax).

in TH €	Calculation basis 2004	Tax expenditure 2004	Calculation basis 2003	Tax expenditure 2003
Expected expenditure for taxes on earnings	1,034	414	–23,925	–9,570
Tax deviations due to different tax rates abroad [1]	0	–152	0	232
Changes of the value change on asset-side tax accruals for foreign losses brought forward [2]	0	345	0	556
Depreciations, company values IAS 36	3,960	1,584	2,481	992
Non-deductible expenditures, associated companies abroad	1,465	586	2,000	800
Dissolution of a special tax item for loan	1,021	408	1,387	555
Non-deductible expenditures, value increase of holdings	1,460	584	0	0
Tax-neutral item, sale of Wesurail	–735	–294	0	0
Last year's tax [3]	0	387	0	0
Non-deductible permanent debts [4]	1,695	225	1,660	220
Others	385	154	838	335
Actual taxes on earnings	**10,285**	**4,241**	**–15,559**	**–5,880**

[1] Refers to the subsidiaries in the United Kingdom, Denmark, France, as well as Benelux.
[2] Refers to the subsidiaries in Canada, Spain, as well as United Kingdom.
[3] Of which current taxes WashTec France S.A.S., St. Jean de Braye, France are in the amount of 474 TH euros.
[4] Incl. corporate income tax due to deductibility of business tax.

Tax yield/tax expenditure is composed as follows:

in TH €	Tax Expenditure 2004	Tax Expenditure 2003
Deferred tax yield/tax expenditure	2,362	–5,945
Actual tax expenditure	1,879	65
Total	**4,241**	**–5,880**

The amount for the current/deferred taxes does not result from items, which were directly debited/credited to the equity capital.

35. Earnings per Share

According to IAS 33, the result per share arises from the division of the Group profit through the number of the issued shares.

in TH €	2004	2003
Annual Group result	–3,207	–18,046
Weighted average of issued shares (in thousand shares)	7,600	7,600
Earnings per share in € (diluted = undiluted)	**–0.42**	**–2.37**

The issued share options and the convertible bond cannot be carried out, or oppose the dilution due to the regulations in the agreements. For this reason, the diluted result per share equals the undiluted one.

Dividend Per Share

The Annual General Meeting on June 15, 2005 will not suggest a dividend for the report year.

36. Supplementing Disclosures Relating to the Cashflow Statement

The cashflow statement shows how the funds and the equivalents of the funds (cash on hand, assets at banks, and current bank liabilities) of the WashTec Group have changed in the report year. Here, the flow of payments according to IAS 7 was structured according to the business activities in the flow of funds of current business activities, of the investment activities, and of the finance activities.

Income from sales of financial assets shows the sales of Wesurail (UK) Lts. York, England. The cashflow of 638 TH euros in 2004 corresponds to the total purchase price. The sales delivered the following balance values: Tangible assets 86 TH euros, funds 747 TH euros, other fixed assets 597 TH euros, as well as liabilities 1,548 TH euros.

37. Contingent Liabilities and Other Financial Obligations

Debt Guarantee

For processing current orders in the favor of our customers, there are debt guarantees for down payments, guarantees and contract compliances in the amount of 8,300 TH euros (previous year: 9,118 TH euros).

Other Financial Liabilities

By the closing date, there are the following liabilities from leasing and rent contracts (operating lease) under the indicated dues in TH euros:

Year	Up to 1 year	1–5 years	More than 5 years	Total
2004	1,222	2,693	78	**3,992**
2003	982	1,912	87	**2,981**

These are mainly leasings from customer service vehicles abroad. The contracts are for a service time of 3 to 5 years. Usually, these contracts include clauses about extension options or purchase options, as well as price adjustments.

Security Policy

Within their operational business activities, WashTec is exposed to deviations in price, interest, and currency. It is the company policy, to avoid, and as far as possible, limit these risks. All security measures are coordinated and performed centrally.

Currency and Interest Rate Risk

On a monthly basis, WashTec determines all items, which underlie the interest and currency risk, and assesses the occurrence probability for the company, and if necessary, makes decisions for the company to avoid, reduce or relocate the corresponding interest and/or currency items. In the Financial year, derivative financial instruments were gained, which do not exceed the balance-sheet date. These are concluded forward-contract items between the British pound and the euro.

Cash in Hand/Cash in Bank Risk

The security of cash in hand/cash in bank at any time is an important company goal of the WashTec companies. The implemented cash-management systems make possible shortages transparent in time, and adequate steps are imitated in time. Non-used credit lines secure the liquidity supply. The credit lines for current operating material financing were allowed for by different German banks of the WashTec Group on the basis of a jointly and severally liability of the WashTec Holding GmbH and the WashTec Cleaning Technology GmbH. Financing of the WashTec Group is mainly carried out through the WashTec Cleaning Technology GmbH, which is the main operational company, and has therefore the largest need for financing.

Risk of Default

The theoretical, maximum risk of default with the original financial instruments corresponds to the value of all accounts receivables less the liabilities against the same party liable. WashTec is anxious, to keep the del credere risk as low as possible. In this field, receivable limits are strongly applied, as far as the customer does not have first-grade credit rating. With new customers, the company requires credit rating or a financing proof. We assume that the value change for bad debts covers the actual risk.

38. Disclosures Relating to Segment Reporting

According to the rules of IAS 14 (segment reporting) the individual annual financial statement data have to be structured in segments by business fields and regions, and the structure is based on the internal reporting. The segmentation is meant to make the profitability and business perspective of the individual Group activities transparent.

The business areas include the following activities:

The segment Cleaning Technology comprises development, construction, production, sales and maintenance for automatic cleaning systems for cars, commercial vehicles and track vehicles.

The segment system technology offers system solutions for operating vehicle wash equipment. Manufactured machines are sold to a leasing company and leased back to be rented out further within their operating models to customers; those are especially large operating groups, or mineral oil companies. Usually, these contracts have a service life of up to 10 years.

The system business is combined in the Wesurent Car Wash Marketing GmbH, Augsburg. All other companies were allocated to the business field Cleaning Technology.

The business fields of the WashTec Group are active worldwide, and they are structured by the following regions: Germany, rest of Europe, North America, and other countries (others).

All segmented data of the business fields are presented in compliance with the internal controls before the consolidation. For the transfer to the Group figures, the Group-internal items are eliminated in a separate column.

The billing price with the individual consolidated companies is performed by the arm's length principle, and hold out against dealing-at-arm's length rule. They simultaneously make allowance for the market-specific and economic requirements in the individual regions.

By Business Segments

in TH €	Cleaning Technology		System Business		Consolidation		Group	
	2004	2003	2004	2003	2004	2003	2004	2003
External sales	208,186	237,357	3,588	3,748	0	0	211,774	241,105
Other income	5,126	4,020	1	0	–38	–26	5,089	3,994
Operating result	**8,286**	**–16,778**	**777**	**1,032**	**0**	**0**	**9,063**	**–15,746**
Income from interest and financial investments	297	1,181	0	0	0	0	297	1,181
Interest and similar expenditures	–8,325	–9,151	0	–209	0	0	–8,325	–9,360
Profit from usual business activities	**257**	**–24,748**	**777**	**823**	**0**	**0**	**1,034**	**–23,925**
Taxes from income and yield							–4,241	5,880
Annual consolidated net deficit							**–3,207**	**–18,046**
Equity capital	3,974	7,167	51	51	0	0	4,025	7,218
Liabilities	161,409	193,391	41	3,655	–44	–166	161,406	197,046
Fixed assets	74,933	77,141	146	4,418	0	0	75,079	81,559
Current assets	62,658	90,241	0	104	0	0	62,658	90,345
Investments	5,762	3,876	1,473	274	0	0	7,235	4,150
Depreciation expenditure	–11,010	–13,558	–1,304	–1,201	0	0	–12,314	–14,759
Non-affecting payment expenditure and income without depreciations	**2,830**	**–5,776**	**0**	**0**	**0**	**0**	**2,830**	**–5,776**

All one-off expenses and income are included in the business field of Cleaning Technology.

The consolidated sales revenues within our business fields are structured by the following sales areas:

in TH €	2004	2003	Changes
Business field Cleaning Technology			
New machines	126,523	145,790	–19,267
Spare parts, service	70,507	79,933	–9,426
Used machines	5,067	5,732	–665
Chemicals	3,868	4,134	–266
Accessories and others	2,221	1,768	453
Total	**208,186**	**237,357**	**–29,171**
Business field Systems Technology			
Leasing of systems	3,588	3,748	–160
Total	**3,588**	**3,748**	**–160**

By Regions

in TH €	Germany	Rest of Europe	North America	Asia Australia/ South America others	Group
Book value	31,234	2,711	350	0	34,295
Investments in tangible assets	4,374	781	21	0	5,176
Book value of intangible assets	39,942	726	17	0	40,685
Investments in intangible assets	2,050	9	0	0	2,059
Other asset-side items	54,622	38,458	2,018	0	95,098
Total	**125,798**	**41,895**	**2,385**	**0**	**170,078**

The Group sales revenues were achieved in the following regions:

in TH €	2004	2003	Change
Germany	93,320	111,867	–18,547
Rest of Europe	108,748	118,720	–9,972
North America	6,596	7,450	–854
Others [1]	3,110	3,068	42
Total	**211,774**	**241,105**	**–29,331**

[1] Especially Asia and Australia



The Company's Executive Bodies

Executive Board

Thorsten Krüger, Vöhringen
Production and Technology,
since April 1, 2004 also Sales and Marketing, and Spokesman of the Board

Jürgen Lauer, Weißenhorn
Finances, EDP, and Human Resources,
since April 1, 2004 also Service

Retired from office:
Johannes Kehr, Weißenhorn (until March 31, 2004)
(member of the Supervisory Board, according to paragraph 105 section 2 AktG
transferred to the Executive Board)
Spokesman of the Executive Board, Restructuring, Service and Sales & Marketing

Sabine Decker, Augsburg (until March 31, 2004)
Marketing, Advertising, System and Leasing Business

The total remuneration of the Executive Board in 2004 amounted to 560 TH euros.

In addition, provisions were created in 2004 for virtual share options in the amount of 585 TH euros, which can become effective as of 2006.

A virtual share option plan was made for several Executive Board members as remuneration with long-term incentive scheme and character risk. The plan allows for payments to the entitled persons depending on the share price [(share price less 1.00 euro) multiplied with 525,000]. The payment is due in 2006; the share price is calculated from the average price for 10 days after the determination of the financial statement by December 31, 2005. When retiring ahead of time, the Executive Board members are only entitled for a payment according to the time served. Provisions are calculated with the black-scholes option pricing model.

Related Party Transactions

Payments from consultant contracts to former members of the Executive Board amounted to 98 TH euros.

Payments from consultant contracts to former members of the Supervisory Board amounted to 96 TH euros.

Share portion of Executive Board	Number of shares
Thorsten Krüger	0
Jürgen Lauer	0

Supervisory Board

Alexander von Engelhardt, established merchant, Kronberg
Supervisory Board member in the following companies:
- Singulus Technologies AG, Kahl/Main (chairman)
- Dr. Schmidt AG & Co., Berlin (deputy chairman)
- Gütermann AG, Gutach Breisgau
- Tarkett AG, Frankenthal

Michael Busch, Business Consultant, Berlin
Supervisory Board member in the following companies:
- Kampa AG, Minden (deputy chairman)
- Sto AG, Stühlingen
- J.N. Köbig GmbH, Mainz (member of the Advisory Board)

Robert A. Osterrieth, Established merchant, London
Supervisory Board member in the following companies:
- Pari Capital AG, München

Retired from office:
Bernd Kosegarten, Independent Business Consultant, Hamburg (until June 23, 2004)

Johannes Kehr, Independent Business Consultant, Weißenhorn (until June 23, 2004)

The remuneration for the Supervisory Board amounted to 78 TH euros.

Share portion of Supervisory Board	Number of shares
Alexander von Engelhardt	0
Michael Busch	0
Robert A. Osterrieth	0

Statement according to paragraph 161 AKTG about the Corporate-Governance Code

WashTec AG has handed in, and made available to their shareholders the statutory statement for 2004 according to paragraph 161 AktG 2004.

The Executive Board has concluded the financial statement on March 4, 2005, and immediately handed it to the Supervisory Board for an audit.

The declarative statement of the financial statement and the approval of the consolidated financial statement are planned for the Supervisory Board Meeting on March 15, 2005.

Augsburg, March 4, 2005

WashTec AG

Thorsten Krüger   Jürgen Lauer





Auditor's Report

We issued the following auditors' report about the consolidated financial statement and consolidated status report:

»We have audited the consolidated financial statement established by the WashTec AG, Augsburg, consisting of balance sheet, profit-and-loss account, and calculation of equity change, cashflow calculation, and supplement for the financial year as of January 1, 2004 until December 31, 2004. Itemization and contents of the consolidated financial statement according to the International Financial Reporting Standards (IFRS) lie in the responsibility of the Executive Board of the WashTec AG. Our task is to evaluate, based on the audit performed by us, if the financial statement comply with the International Financial Reporting Standards (IFRS).

We conducted our audit of the consolidated financial statement according to the rules for correctly auditing financial statement laid down by the Institute of German Auditors (IDW). According to this, the audit is to be planned and carried out such, that with sufficient certitude, it can be assessed, if the financial statement is free of any significant false statements. When determining the audit actions, the knowledge about the business activities and the economic and legal environment of the consolidated, as well as the expectations about possible faults will be put into consideration. Within the scope of the audit, the supporting documents for the valuation rates and information in the consolidated financial statement will be analyzed on the basis of spot checks. The audit includes the evaluation of the used balance sheet standards and the substantial estimation of the legal representatives, as well as the appraisal of the overall presentation of the consolidated financial statement and the consolidated status report. We are of the opinion that our audit is a sufficiently secure foundation for our evaluation.

We are convinced that the consolidated financial statement is in compliance with the IFRS, and that it presents a corresponding view of the actual Group's assets, finances and profits, as well as of the flow of funds of the financial year.

Our audit, which also comprised the established and summarized consolidated status report by the Executive Board from January 1, 2004 until December 31, 2004 of the WashTec Group and the WashTec AG, Augsburg, has not lead to any objections. We are convinced, that all-in-all, the consolidated status report gives a true image of the Group's situation, and it clearly states the risks of future developments. Moreover do we confirm that the consolidated financial statement and consolidated status report for the financial year from January 1, 2004 until December 31, 2004 meet the preconditions for the company's right of exemption from an itemized consolidated financial statement and consolidated status report according to the German law.«

Munich, March 4, 2005

Ernst & Young AG
Auditing Company

R. Broschulat
Commercial Auditor

W. Maier
Commercial Auditor



Annual Financial Statements of WashTec AG
(Summarised Version in Accordance with German Commercial Code – HGB)

BALANCE SHEET OF WASHTEC AG

Assets	Dec. 31, 2004	Dec. 31, 2003	Changes
	TH €	TH €	2003/2004
Fixed assets			
Intangible assets	1	7	–6
Tangible assets	1	2	–1
Financial assets	101,360	80,962	20,398
	101,362	**80,971**	**20,391**
Current assets			
Receivables from affiliated companies	18,342	12,529	5,813
Other assets	67	276	–209
	18,409	12,805	5,604
Prepayments und accrued income	**19**	**20**	**–1**
Total assets	**119,790**	**93,796**	**25,994**

Liabilities	Dec. 31, 2004	Dec. 31, 2003	Changes
	TH €	TH €	2003/2004
Equity			
Subscribed capital	20,000	20,000	0
Capital reserve	71,071	71,071	0
Balance-sheet profit or loss from previous year	3,880	–16,794	20,674
	94,951	**74,277**	**20,674**
Provisions			
Provisions for pensions	218	215	3
Provisions for taxation	178	123	55
Other provisions	1,135	899	236
	1,531	**1,237**	**294**
Liabilities			
Loans	51	128	–77
Accounts payable	301	189	112
Due to affiliated companies	21,756	17,121	4,635
Other liabilities	1,200	844	356
	23,308	**18,282**	**5,026**
Total liabilities	**119,790**	**93,796**	**25,994**

PROFIT-AND-LOSS ACCOUNT OF WASHTEC AG

	Dec. 31, 2004	Dec. 31, 2003	Changes
	TH €	TH €	2003/2004
Sales	2,948	4,440	–1,492
Personnel expenses			
Wages and salaries	1,523	1,913	–390
Social contributions	58	397	–339
Depreciation	7	18	–11
Other operating revenues	**116**	**15**	**101**
Other company expenses	**2,025**	**3,374**	**–1,349**
Operating result	**–549**	**–1,247**	**698**
Financial result			
Result from profit and loss transfer agreements	777	823	–46
Interest and similar income	19	13	6
Write-up on financial assets	20,397	0	20,397
Interest and similar expenses	–2	–19	17
	21,191	**817**	**20,374**
Result from normal business activities	**20,642**	**–430**	**21,072**
Taxes before income and proceeds	**–32**	**0**	**–32**
Other taxes	**0**	**–8**	**8**
Annual surplus (net deficit in previous year)	**20,674**	**-422**	**21,096**
Losses carried forward	**–16,794**	**–16,372**	**–422**
Distribution to shareholders	**0**	**0**	**0**
Balance-sheet profit (balance-sheet loss in previous year)	**3,880**	**–16,794**	**20,674**

FURTHER INFORMATION

Subsidiaries

Belgium
WashTec Benelux
Humaniteitslaan 415
B-1190 Brüssel
Phone 0032-2-3760035
Fax 0032-2-3769851
washtec@sdt.be

Canada
Sherman Supersonic Industries
Corp. (SSI)
1650 Bonhill Road
Mississauga, Ontario
Canada L5T 1C8
Phone 001-905-795-9274
Fax 001-905-795-1350
info@ssiwash.com

Denmark
WashTec A/S
Guldalderen 10
DK-2640 Hedehusene
Phone 0045-46557707
Fax 0045-70101536
wt@washtec.dk

France
WashTec France S.A.S.
84, Avenue Denis Papin
F-45801 St. Jean de Braye Cedex
Phone 0033-2-38607060
Fax 0033-2-38607071
gbretthauer@washtec.fr

Great Britain
WashTec UK Ltd.
Unit 14 A Oak Industrial Estate
UK
Chelmsford Rd.
Great Dunmow
Essex CM 6 1 XN
Phone 0044-1371-878800
Fax 0044-1371-878810
stevejeffs@washtec-uk.com

Netherlands
WashTec Benelux
Industrieterrein Lansinghage
Radonstraat 9
NL-2718 SV Zoetermeer
Phone 0031-79-3683720
Fax 0031-79-3683725
info@washtec.nl

Norway
WashTec Bilvask
Bedriftsveien 6
N-0950 Oslo
Phone 0047-22-918180
Fax 0047-22-161717
a.ingebretsen@washtec.no

Representations

Argentina
Ingeser
Oleodinamicos S.A.
Catulo Castillo 3142
Ciudad de Buenos Aires
Argentina
Phone/Fax 0054-11-4912-3000
ingeser@arnet.com.ar

Australia
CAR KLEEN Australia Pty. Ltd.
Unit 12,
30–32 Beaconsfield Street
AUS-Alexandria NSW 2015
Phone 0061-2-969-02488
foleyk@carkleen.com.au

Austria
Siems & Klein
Autowerkstatt-Technik Vertriebs
GmbH
Großmarktstr. 10–12
A-1239 Wien
Phone 0043-1-61008
Fax 0043-1-6167444
fschnall@siems-klein.at

Bahrain
Ebrahim K. Kanoo WLL
Bahrain
P.O. Box 119
BRN-Manama
Phone 00973-17252689
Fax 00973-17727238
skalibhat@ekkanoo.com.bh

Bosnia-Herzegovina
Tehnounion Sarajevo doo
Bosnien-Herzegovina
Alipasina br.8
71000 Sarajevo
Bosna i Hercegovina
Phone 00387-33205944
Fax 00387-33444000
teusar@bih.net.ba

Brazil
Tec Wash Brasilien
Rua Ossian Terceiro Teles, 146
BR-04649-000 Sao Paulo-SP
Brasil
Phone 0055-11-55631110
Fax 0055-11-55633587
berndericeland@hotmail.com

Bulgaria
Euromarket Industrial Bulgarien
Euromarket Business Center
51 Andrei Liaptchev blvd.
Mladost-1
1797 Sofia, Bulgaria
Phone 00359-29767101
Fax 00359-29767111
embrd_bg@cablebg.net

Canary Islands
Dican Auto D.M., SL
C/Ferrallista n° 11
Polignono Industrial Salinetas,
Parcela 36
E-35219 Telde
Las Palmas-Gran Canaria
Islas Canarias-Espana
Phone 0034-902117716
Fax 0034-928132354
javiers@ddmesp.com

China
KW-TEC
car wash equipment
Shanghai Office
Rm 904, Bldg. 1
539 East Xinjian Rd.
201100 Shanghai, China
Phone 0086-2164124469
Fax 0086-2164141142
steffen.wetzel@kw-tec.com

Corsica
Ets A. Lavios
Lot. St Francois n° 37
F-20290 Borgo
Phone 00 33-4-95362975
Fax 0033-4-95367466
armand.lavios@libertysurf.fr

Croatia
Forticar d.o.o.
Savska 41
10000 Zagreb
Phone 00385-1-6176980
Fax 00385-1-6176645
atria@atria.hr

Cyprus
Panastel Elecktrical Services
Artis 3
Kato Polemidia, T.T. 4150
CY-Limassol
Phone 00357-25-398500
Fax 00357-25-397944
panastel@cytanet.com.cy

Estonia
MC ROLLS/
Balti Rehviseadmete A/S
Pärnu maantee 232e
11314 Tallinn
Estonia
Phone 00372-6-599545
Fax 00372-6-599546
info@mcrolls.ee

Finland
MC ROLLS/ProWash Oy
Juhtatie 2
FIN-00750 Helsinki
Phone 00358-9-3508100
Fax 00358-9-35081049
ari.steiner@mcrolls.fi

Greece
IMPECO
Commercial and Industrial S.A.
Panagi Tsalderi 17–19
GR-17676 Kallithea Athen
Phone 0030-2-10-9234522
Fax 0030-2-10-9216478
impeco@hol.gr

Hong Kong/China
TITAN International Ltd.
Hong Kong/China
27th floor
Pacific Plaza
410, des Voeux Road West
Hong Kong
Phone 00852-25494888
Fax 00852-25495222
mgt@titanhk.com

Hungary
WESUMAT Hungaria KFT
Dulacska u. 3212 / 6
H-2045 Törökbalint
Phone 0036-23332317
Fax 0036-1-349-8740
washtec@axelero.hu

India
Power Exports Pvt. Ltd.
General Import & Export
88, New Grain Market
Khanna 141 401
State Punjab
India
Phone 0091-1628-500158
Fax 0091-1628-502057
Powerxpo@sify.com

Indonesia
P.T. Jagat Sentosa Adijaya
Corporation
Jalan Majapahit No. 28 C-D
Jakarta 10160
Indonesia
Phone 0062-21-3806902
Fax 0062-21-3804636

Iran
Parizan Sanat
No. 150 Azadi Ave
13117 Teheran
Iran
Phone 0098-21 6005201
Fax 0098-21 6007057
hb@parizansanat.com

Irleand
WashTec Ireland Ltd.
Unit 72A Western
Parkway Business Park
Ballymount Road
Dublin 12
Ireland
Phone 00353-1 8224442
Fax 00353-1 8224445
dbergin@wesumat.ie)

Israel
Laak-Hary Ltd.
2, Shpindel Street
Givat Shmuael (Orli) 51905
Israel
Phone 00972-3-5322082
Fax 00972-3-5321447
atadmrkg@zahav.net.il

Italy
Interwash Srl.
Via Achille Grandi 16/E
I-15033 Casale Monferrato
Phone 00 39-0142 76364
Fax 0039-0142453704
info@interwash.com

Korea
ROHÉ Korea Corporation
302-12 Chamsilbon-Dong
Songpa-Gu
ROK-Seoul
Phone 0082-2-4252224
Fax 0082-2-4122224
rohe@chollian.net

Latvia
JSC »COSMICA«
P.O. Box 2068
LT-3000 Kaunas
Phone 00370-7-302080
Fax 00370-7-302090
tomas.bitinaitis@cosmicaservisas.lt

Lebanon
Ste. Michel A. Cordahi Fils
Avenue Charles Malik
Centre DéDé, 1er étage
16 6920 Beyrouth-Achrafieh
Libanon
Phone 009611-200269
Fax 009611-202704
mcf@terra.net.lb

Lithuania
Cosmica Servisas Ltd.
H. ir O. Mionkovskiu 87,
LT-3018, Kaunas, Lithuania
Phone 00370-37-302080
Fax 00370-37-302090
vincas.bitinaitis@cosmica.lt

Luxembourg
APL
Postfach 2152
70, Rue de Cessange
L-1021 Luxemburg
Phone 0035-248-1811
Fax 0035-2491103
cfe@apl.lu

Malaysia
FAR EAST MOTORS
Ground Floor, Bangunan O'Connor
Lot No 13, Jalan 223
MAL-46 100 Petaling Jaya,
Selangor Darul Ehsan
Phone 0060-3-79575396
Fax 0060-3-79573280
fempj@tm.net.my

Morocco
MATAM
209, Boulevard Moulay Ismail
Route de Rabat
Casablanca
Marokko
Phone 00212-2-240-4024
Fax 00212-2-240 4021
p.lancry@matam.ma

New Zealand
CAR KLEEN New Zealand Ltd.
P.O. Box 112071
Penrose
NZ-Auckland
Phone 0064-92761960
Fax 0064-92761962
cknz@xtra.co.nz

Oman
Zawawi Trading Company
P.O. Box 58, Postal Code 113
OM-Muscat
Phone 00968-562435
Fax 00968-562747
enggztc@omantel.net.om

Philippines
POWER-CHECK Inc.
B-14 Commonwealth Avenue
Old Balara, Diliman
RP-Quezon City
Phone 0063-2-9323175
Fax 0063-2-9326324
power-chek@pacific.net.ph

Poland
PHU Mayco-WashTec
ul. Wadowicka 8H
PL-30-415 Kraków
Phone 0048-12-2691800
Fax 0048-12-2691900
mayco@washtec.pl

Portugal
NEOPARTS Lda.
Av. Infante D. Henrique, Lote 35
P-1800-218 Lisboa
Phone 00351-21-8558325
Fax 00351-21-8558320
administr@neoparts.pt

NEOPARTS Lda.
Zona Industrial
Rua do Outeiro, Pavilhao 5
P-4470 Maia
Phone 00351-21-3950040
Fax 00351-21-3970549

Qatar
QATAR TRADING COMPANY
Ibn. Dirhem Street, 25B Ring Road
Q-Doha
Phone 00974-4431166
Fax 00974-4328642
qtc@qatar.net.qa

Rebublic of Belarus
Akvatechnika
Dolgobrodskaja str. 14
Minsk 220037
Republic of Belarus
Phone/Fax 00375-17 2308731
aquatechnika@tut.by

Romania
SC WAPO Service SRL
Str. Aleea Capidava nr. 14–18,
sector 2, Bucharesti
Romania
Phone/Fax 0040-21-2412597
costin.poiana@wapo.ro

Russia
ACIS
Avtomotornaja, 2
125438 Moskau
Russland
Phone 0070-9545645 11
Fax 0070-9545404 00
info@acis.ru

Acis GmbH
Wolfenerstrasse 35
4400 Steyr
Österreich
Phone 0043-7252 81662
Fax 0043-7252 87133
office@acis-eu.com

Sweden
WashTec Sverige AB
Sagvagen 40
S-18440 Akersberga
Phone 0046-8-540-60980
Fax 0046-8-540-83209
mail@washtec.se

Büro Göteborg
Fältspatsg. 1
S-421 30 V.A Frölunda
Phone 0046-31-7340440
Fax 0046-31-451819
thomas.olsson@washtec.se

Büro Malmö
Tegelvägen 11
S-23202 Akarp
Phone 0046-40-531050
Fax 0046-40-461940
mikael.larsson@washtec.se

Switzerland
ESA
Einkaufsorganisation des
Schweizerischen Auto- und
Motorfahrzeuggewerbes
Maritzstr. 47
CH-3401 Burgdorf
Phone 0041-34-4290021
Fax 0041-34-4290328
kurt.zoss@esa.ch

Serbia and Montenegro
Tecon
TehnikaCONsalting Sistem d.o.o.
Bulevar AVNOJ-a 12G
11070 Novi Beograd
Phone/Fax 00381-11 3116050
tecon@eunet.yu

Singapore
Kims Marketing Pte Ltd.
18 Tuas Avenue 9
Singapore 639177
Phone 0065-68968000
Fax 0065-68619909
kimin@kimsgroup.com.sg

Slovakia
TENSUMAT a.s.
Ing Marián Tencer
Rázusova 42
SLK-949 01 Nitra
Phone 00421-37-7722392
Fax 00421-37-7722056
tensumat@tensumat.sk

Slovenia
Tehnounion
Bravnicarjeva 11
SI-1000 Ljubljana
Slowenien
Phone 00386-1-5135007
Fax 00386-1-5135293
matej.kordelic@tehnounion.si

Spain
MOTOR MEDITERRANEO S.A.
Josep Taradellas 100–102
E-08029 Barcelona
Phone 0034-93-3637878
Fax 0034-93-4053294
mm@motormediterraneo.com

Thailand
Inter Auto Process Co., Ltd.
647/12 Ramkhamhaeng Road
Huamark, Bangkapi
Bangkok 10240
Thailand
Phone 0066-2-7352384
Fax 0066-2-7352385
wesuasia@ksc.th.com

Czech Republic
WashTec CZ, spol. S.r.o.
U Trati 1440/48
10000 Paha 10
CZ-Strasnice
Phone 00420-2-74021231
Fax 00420-2-74021238
washtec@washtec.cz

Turkey
SABEN Akaryakit ve Teknik
Malzemeler A.S.
Saglik Cad. Ide Is Merkezi No. 13,
Kat. 2
Gokturk 34993
TR-Kemerburgaz Istanbul
Phone 0090-212-3135400
Fax 0090-212-3221020
fapaydin@superonline.com

U.A.E
United Arab Emirate
Al Futtaim Motors
P.O. Box 11052
Dubai
U.A.E
Phone 00971-4-2859881
Fax 00971-4-2857568
mike.waterhouse@alfuttaim.ae

Ukraine
DP Acis Ukraina
Ul. Artema 37–41 Office 223
04053 Kiev
Ukraine
Phone 0038-0442122066
Fax 0038-0444906166
info@acis.kiev.ua

USA
Mark VII Equipment Inc.
5981 Tennyson Street
CO-80003 Arvada
Phone 001-3034324910
Fax 001-3034230139
ccampbell@mark7inc.com



Accounts receivable – and payable	Payments in the term of the report whose results have an effect after the balance-sheet date
automechanika	World-largest trade fair for gas stations and gas station equipment Taking place every 2 years in Frankfurt, Main, Germany
Cashflow	Affecting payment balance from influx of funds and cash outflow
Cashflow statement	Development of liquid assets / flow of fund under consideration of the source of funds and their employment within the trading year
Consolidation	Group financial statement, which is set as if all Group enterprises were depending parts companies of an entrepreneurial unit. Accordingly, numerically reflecting relations between Group enterprises are eliminated
Corporate Governance	The responsible company leadership and monitoring method which is aimed at long-term value creation
Current assets	Asset items are aimed at serving business activities on a short term basis
DAX	The German share index The assessment is based on the evaluated prices of 30 representative stocks among the highest quality German shares
Debt capital	*Joint term for the provisions, accounts payable and deferred expenses listed under the liabilities*
DRSC	Abbreviation »German accounting standards committee« Committee, which, among others, pursues the development of recommendation (standards) for applying international standards about the accounting procedure according to HGB
EBITDA	Earnings before interest, taxes, depreciation and amortization
EBIT	Earnings before interest and taxes
EBT	Earnings before taxes
Equity capital	Funds made available to the company by the proprietors through contribution and/or investment or retained profits
Fixed assets	Asset items are aimed at serving business activities on a continuous basis
Free Float	Part of the widely spread share capital
General Standard	Stock market management, existing since January 1, 2003 of the German stock exchange market for enterprises of official actions that are listed in the stock exchange market; see also prime standard

Goodwill	Positive difference between the market value and the net worth of a purchased enterprise
HGB	Abbreviation of German commercial code
IAS/IFRS	International Accounting Standards. Internationally applicable standard for the external status reporting of companies with the goal, to achieve a worldwide harmony of accounting, which was elaborated by the International Accounting Standards Board (IASB.)
Joint companies	Refer to subsidiaries
KonTraG	Law for monitoring companies and achieving company transparency
Latent taxes	Time-limited differences between the calculated taxes and the result listed on the trade balance and tax statements with the aim of listing the tax expenditure in relation to the result which complies with the commercial law
Letter of responsibility	Formal obligation – e.g. of a parent company in favor of the subsidiary – towards a bank as a financial security
Market capitalization	Market price of a company quoted on the stock exchange. It is calculated using the share price multiplied by the total number of shares
Net debt	The balance from interest bearing assets and liabilities (liabilities to financial institutions) and bills and notes payable less securities of the current assets and the liquid funds
Prime Standard	In addition to the standard with the legal minimum requirements from the official market or regulated market, the new segment Prime Standard with a uniform obligation to licensing, was established on January 1, 2003 for shares and share-representing certificates. The Prime Standard is tailored to enterprises, which want to position themselves toward international investors. In addition to meeting the General Standard, they have comply with international transparency requirements
R & D	Abbreviation for research and development
Return on investment	The ratio between net income and shareholders' equity
Risk management	Systematic procedure for identifying and evaluating risks, and for selecting and implementing measures for risk handling
SDAX	Stock exchange index, which daily shows the 100 strongest SMAX values
Subsidiaries	All companies, which are directly or indirectly dominated by a parent company due to majority holding and/or a uniform management
Xetra trading system	Electronic stock market trading system



FINANCIAL CALENDAR 2005

April 13, 2005	Balance-sheet press conference
May 2005	Quarterly report I
August 2005	Quarterly report II
November 2005	Quarterly report III
September 2005	Analysts' conference

IMPRINT

Publisher	WashTec AG Argonstraße 7 D-86153 Augsburg
Concept/design	Büro Benseler
Text	WashTec AG
Photographs	Gerd Grimm WashTec AG
Printer/litho	Biering Mediahaus
Paper	Cover: Invercote Inside part: PhoenixMotion
Print run	2,000 German 1,000 English

→
Product
Range

Imprint

WASHTEC PRODUCT RANGE

	Application	Roll-over washing equipment	Conveyor equipment	Commercial equipment
Premium	For a high number of washes with high requirements on the washing result	SoftCare Juno	Chain longer than 25 m	MaxiWash Express
Classic	For medium to high demands on options and number of washes	SoftCare Pro SoftCare Evo	Chain between 15 and 25 m	MaxiWash Pro
Basic	Segment for sites with low number of washes and low requirements on options (service providers such as car dealers)	CK 30	Chain shorter than 15 m	MaxiWash Intro



WashTec AG
Argonstrasse 7
D-86153 Augsburg
Germany
Phone (+49 821) 55 84-0
Fax (+49 821) 55 84-14 10

